Form 40-F
period 2003-12-31
NORTHERN ORION RESOURCES INC
filed 2004-05-12
CIK 1200525

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check One]

           Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or

 X       Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended   December 31, 2003              Commission File Number   001-31927

NORTHERN ORION RESOURCES INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada

(Province or Other Jurisdiction of Incorporation or Organization)

1021

(Primary Standard Industrial Classification Code Number (if applicable)

 250-1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(604) 689-9663

(Address and Telephone Number of Registrant’s Principal Executive Offices)

 J. Brad Wiggins, Esq.

Miller & Holguin
1801 Century Park East, 7th Floor
Los Angeles, California 90067
(310) 556-1990
(Name, Address and Telephone Number of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares (no par value)	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[ Ö ] Annual information form                 [ Ö ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

106,419,548 Common Shares (no par value)

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

YES  ___

NO  X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES  ___

NO  X

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F contains or incorporates by reference statements that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  The statements that relate to future plans, events or performance are forward-looking statements.  Actual results could differ materially due to a variety of factors, including uncertainty of financing; technological, operational and other difficulties encountered in connection with the Northern Orion Resources Inc.'s (the "Registrant") exploration activities; political, economic, environmental, regulatory and competitive developments in areas in which the Registrant conducts exploration activities; changing mineral prices, changing foreign exchange rates and other matters.  This list is not exhaustive of the factors that may affect any of the Registrant’s forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Registrant’s forward-looking statements.  The Registrant undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant's Audited Consolidated Financial Statements, including the notes thereto, as of December 31, 2003 and 2002 and for each of the years in the three year period ended December 31, 2003, including a reconciliation to United States generally accepted accounting principles, together with the auditor's report thereon and Management's Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 2003 and 2002 previously filed on Form 6-K dated May 7, 2004 are incorporated by reference into this annual report on Form 40-F.

ANNUAL INFORMATION FORM

OF

Suite 250, 1075 West Georgia Street
Vancouver, B.C.  V6E 3C9
(604) 689-9663

For the fiscal year ended December 31, 2003

Dated  April 30, 2004

TABLE OF CONTENTS

PRELIMINARY NOTES

Throughout this Annual Information Form ("AIF"), Northern Orion Resources Inc. is referred to as the "Issuer" or "Northern Orion".  All information contained herein is as at April 30, 2004, unless otherwise stated.

CURRENCY AND EXCHANGE RATES

This AIF contains references to Canadian dollars and United States dollars.  All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “Canadian” or “Cdn$”.

The Issuer publishes its financial statements in United States dollars. Minera Alumbrera Limited (“MAA”), in which the Issuer acquired an indirect 12.5% interest on June 24, 2003, also publishes its financial statements in United States dollars.  See "Significant Acquisitions".

The closing, high, low and average exchange rates for the United States dollar in terms of Canadian dollars for each of the three years ended December 31, 2003, as reported by the Bank of Canada, were as follows:

	Year Ended December 31
	2003	2002	2001
Closing	$1.29	$1.58	$1.59
High	$1.58	$1.61	$1.60
Low	$1.29	$1.51	$1.49
Average(1)	$1.40	$1.57	$1.55

(1)

Calculated as an average of the daily noon rates for each period.

On April 30, 2004, the Bank of Canada noon rate of exchange was US$1.00 = $1.3707.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This AIF contains “forward-looking statements”.  Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Issuer to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; changes in project parameters as plans continue to be refined, future prices of gold and copper; possible variations in ore reserves, grade or recovery rates, accidents, labour disputes and other risks of the mining industry;

delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed under “Risk Factors”.  Although the Issuer has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to United States Readers Concerning Estimates of Measured, Indicated and Inferred Resources

This AIF uses the terms "Measured", "Indicated" and "Inferred" Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  "Inferred Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

CORPORATE STRUCTURE OF THE ISSUER

NAME AND INCORPORATION

The Issuer was incorporated under the name “Northern Orion Resources Ltd.” pursuant to the Company Act (British Columbia) on April 30, 1986.  On October 31, 1986, the memorandum of the Issuer was amended to change the Issuer’s name to “Northern Orion Explorations Ltd.”  On November 28, 1994, the memorandum of the Issuer was amended to increase its authorized capital from 25,000,000 to 100,000,000 common shares without par value ("Common Shares").  On October 15, 1997, the memorandum and articles of the Issuer were amended to increase the authorized capital from 100,000,000 to 700,000,000 shares divided into 500,000,000 Common Shares, 100,000,000 First Preference Shares without par value and 100,000,000 Second Preference Shares without par value.  On June 16, 2003, the authorized share capital was then increased to 900,000,000 shares divided into 700,000,000 Common Shares, 100,000,000 First Preference Shares without par value and 100,000,000 Second Preference Shares without par value and the name of the Issuer was changed to "Northern Orion Resources Inc.".

The registered and records office of the Issuer is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5 and its principal executive office is located at Suite 250, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9.

INTERCORPORATE RELATIONSHIPS

The Issuer conducts operations through foreign direct and indirect subsidiaries and branches (“subsidiaries”).  The following chart sets forth the name of each material subsidiary of the Issuer, the jurisdiction of its incorporation or organization and the direct or indirect percentage ownership of the Issuer in such subsidiary as at the date of this AIF:

CORPORATE STRUCTURE

Unless the context requires otherwise, all references in this AIF to the “Issuer” include the Issuer and its subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

The Issuer, Northern Orion Resources Inc., is engaged in the exploration for, and the development of, precious and base metals through direct and indirect foreign subsidiaries and branches.  Its principal asset is its 12.5% interest in the Bajo de la Alumbrera gold/copper mine in the Catamarca Province, Argentina (the "Alumbrera Mine").  The Issuer also owns the Agua Rica copper project in the Catamarca Province, Argentina (the "Agua Rica Project"), and has an undivided 50% interest in the Mantua Project, which interest has been optioned to a third party.  See "Narrative Description of the Business".

The Issuer's principal areas of activity are in the countries of Argentina and Cuba.  The economic and political environments of these countries are less stable than those of Canada and the United States.  Any changes in regulations or shifts in political attitudes in such countries are beyond the control of the Issuer and may adversely affect its business.  Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to concentration of ownership, restrictions on production, exchange controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims and mine safety.  The effect of these factors cannot be accurately predicted.  Instability in the Argentinean currency has subjected the Issuer to an increased foreign currency risk.  However, most of the Issuer's expenditures in Argentina and Cuba are in United States dollars.  The Issuer minimizes the exchange rate risks associated with its operations by maintaining most of its cash in Canadian and United States dollars outside of Argentina and Cuba.  See “Risk Factors”.

The mining industry is intensely competitive in all its phases.  The Issuer competes with many companies possessing greater financial resources and technical facilities, for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified personnel.  See “Risk Factors”.

The Issuer has three employees – Mr. Horng Dih Lee, who serves as its Chief Financial Officer and VP Finance plus two administrative staff.  The Issuer conducts its exploration activities in Argentina and Cuba through consultants.   The services of the Issuer’s Chief Executive Officer and Chairman are provided under contract and the Issuer contracts for certain administrative services with LMC Management Services Ltd., whose employees and consultants supervise and carry out the day-to-day accounting business of the Issuer under the direction of its Chief Financial Officer.

Three Year History

During fiscal 2003 the Issuer acquired the 72% interest in the Agua Rica Project that it did not already own, and a 12.5% interest in the Alumbrera Mine.  For details of the Alumbrera acquisition, see "General Development of the Business - Significant Acquisitions" and "Narrative Description of the Business – Alumbrera Project".

On May 8, 2003 the Issuer acquired the remaining 72% of the Agua Rica Project from BHP Minerals International Exploration Inc. ("BHP") for a purchase price of $12.6 million.  BHP agreed to defer $9 million of the purchase price without interest, until June 30, 2005.  The deferred payment is secured by a pledge of the interests of the Delaware limited liability companies, Copper Holdings International LLC and Minera Agua Rica LLC through which the Agua Rica Project is held.   See "Narrative Description of the Business – Agua Rica Project".

In connection with the 2003 acquisitions, the Issuer completed a $2.6 million non-brokered private placement of units, a $3 million convertible debt financing and a $77 million private placement of special warrants (the "Special Warrant Private Placement").  The Common Shares and share purchase warrants ("Warrants") underlying the special warrants were subsequently qualified by the Issuer's prospectus dated July 25, 2003 (the "Prospectus").  Each Warrant entitles the holder thereof to purchase one additional Common Share of the Issuer at a price of Cdn.$2.00 until May 29, 2008.  The Warrants were listed and commenced trading on the Toronto Stock Exchange ("TSX") under the symbol "NNO.WT" on August 7, 2003.

During the fiscal years ended December 31, 2001 and 2002, financial constraints necessitated a significant reduction in the Issuer's activities.  The Issuer's principal focus during this period was on reducing costs and maintaining its principal properties.  The Issuer had historically financed its operations through equity financings and financial support from its former controlling shareholder, Miramar Mining Corporation (“Miramar”).  Due to market conditions and depressed copper prices from 1998 through 2000, the Issuer was dependent upon Miramar for financial support.

During 2000 and 2001, the Issuer restructured its financial relationship with Miramar.  As part of the restructuring, approximately Cdn.$21.2 million of outstanding convertible debt owed to Miramar was converted into Common Shares, the Issuer's remaining indebtedness to Miramar (approximately Cdn.$6.9 million) was consolidated into promissory notes (the “Notes”), convertible into Common Shares of the Issuer and the maximum amount payable by the Issuer to Miramar under a previously granted Royalty and Proceeds Interest in respect of the Issuer's interest in the Agua Rica Project and the Mantua Project was reduced from approximately Cdn.$18 million to Cdn.$15 million.  Concurrent with this debt restructuring, Miramar granted an option on the Notes and all but 1 million of the approximately 7 million common shares of the Issuer then held by Miramar to a company controlled by Robert Cross.  The restructuring of the Issuer was completed in June 2002 when the Cross option was exercised and the Notes were converted into Common Shares of the Issuer.  The shares acquired on exercise of the option and conversion of the Notes were redistributed and Miramar ceased to be a controlling shareholder of the Issuer as a result.  Mr. Cross was subsequently appointed a director and the Chairman of the Issuer.

Recent Developments

In March 2004, the $28.6 million deferred portion of the purchase price (of which $3.6 million was repaid in December 2003) for the Issuer's interest in the Alumbrera Mine was refinanced pursuant to a secured term facility in the principal amount of $24.5 million provided by Bayerische Hypo-Und Vereinsbank AG.  The facility provides for varying semi-annual payments on account of principal commencing December 31, 2004 and ending on the final maturity date of June 30, 2008, and bears interest at the annual rate of LIBOR plus 3.5% up to March 1, 2007, and LIBOR plus 4% thereafter. See "Significant Acquisitions".

 On April 8, 2004 Issuer's the Common Shares were listed and posted for trading on the American Stock Exchange, under the symbol " NTO".

See also "Significant Acquisitions", "Selected Consolidated Financial Information", and "Management's Discussion and Analysis of Results of Operations and Financial Condition".

Significant Acquisitions

Pursuant to the terms of a purchase agreement effective as of April 2, 2003 (the ”Purchase Agreement”), Rio Algom agreed to sell to Wheaton River Minerals Ltd. ("Wheaton") and the Issuer its 25% interest in the company which owns and operates the Alumbrera Mine, a gold/copper mine in the Catamarca Province, Argentina (the "Alumbrera Acquisition").  On closing of the Alumbrera Acquisition on June 24,

2003, the Issuer and Wheaton each acquired an indirect 12.5% ownership interest in MAA, a branch registered under the laws of Argentina of Minera Alumbrera Limited, a company incorporated under the laws of Antigua and Barbuda.

The corporate structure put into place to effect the Alumbrera Acquisition involved Wheaton and the Issuer each organizing a company, incorporated under the laws of Canada, in the case of Wheaton (”WRM Canco”), and the laws of the Province of British Columbia, in the case of the Issuer (”NNO Canco”).  Each of WRM Canco and NNO Canco holds directly 100% of the ownership interest in two companies organized under the laws of the Cayman Islands (”WRM Cayco” and ”NNO Cayco”, respectively).  WRM Cayco and NNO Cayco each hold 50% of the ownership interest in a newly incorporated acquisition company organized under the laws of the Cayman Islands (”Cayman Acqco”).

Cayman Acqco purchased from Rio Algom all of its shares in the capital of Musto Explorations (Bermuda) Limited (”MEB”), which held Rio Algom's indirect 25% interest in the Alumbrera Mine.  The Issuer therefore holds, indirectly, 12.5% of the ownership interest in MAA.

The total consideration payable by the Issuer for the Alumbrera Acquisition was $88.6 million plus acquisition costs of $2.9 million, of which $28.6 million was deferred by way of a secured loan from Rio Algom to NNO Canco.  The loan payable by NNO Canco was to mature on May 30, 2005, but was refinanced on March 1, 2004 pursuant to a secured term facility in the principal amount of $24.5 million provided to NNO Canco by Bayerische Hypo- Und Vereinsbank AG.  The facility provides for varying semi-annual payments on account of principal commencing December 31, 2004 and ending on the final maturity date of June 30, 2008, and bears interest at the annual rate of LIBOR plus 3.5% up to March 1, 2007, and LIBOR plus 4% thereafter.  As security for the facility: (i) NNO Canco has provided a guarantee and in support thereof pledged all shares in and debt owed to NNO Canco by NNO Cayco; and (ii) the Issuer has provided a guarantee and in support thereof pledged all shares in and debt owed to the Issuer by NNO Canco.  The lender received 1,000,000 share purchase warrants of the Issuer each exercisable to acquire one additional Common Share of the Issuer at Cdn.$4.74 until March 4, 2007.

The Alumbrera Interests

The project finance in connection with the Alumbrera Mine is currently comprised of three senior loans and four subordinated loans provided by MAA's shareholders and their affiliates.  Rio Algom was party to a common security agreement (the ”Common Security Agreement”) dated as of February 26, 2003, between MAA, all of its lenders and the other parties thereto.  The Common Security Agreement provides for a common security package for the rateable benefit of the senior lenders, including a pledge of the shareholders' and their affiliates' shares in and subordinated loans to MAA, and a grant of security interests in all material Alumbrera Mine assets.  In addition, the Common Security Agreement includes common representations, warranties and covenants relating to the Alumbrera Mine, common security matters including intercreditor arrangements, common conditions precedent to initial and subsequent disbursements of senior loans and common events of defaults and remedies.  Rio Algom was also party to a Transfer Restrictions Agreement dated as of February 26, 1997, among MAA, its shareholders, various lenders and other parties (the ”Transfer Restrictions Agreement”).  The Transfer Restrictions Agreement contains the primary restrictions on transfers of debt and equity interests in MAA.  As a general rule, unless specifically permitted, any transfer of ownership interests or subordinated debt requires the consent of the supermajority lenders (senior lenders representing more than 75% of the outstanding principal amount of senior debt) and the Export-Import Bank of the United States.

Pursuant to the terms of the Purchase Agreement, the sale by Rio Algom of its direct and indirect interest in the Alumbrera Mine to Wheaton and the Issuer, included, without limitation: (i) certain assigned loan rights in connection with debt currently owed to it by MAA, including its rights and obligations under certain financing documents (including the Common Security Agreement and the Transfer Restrictions

Agreement described above);  (ii) the shares in the capital of MEB, including the rights and obligations under the MAA Shareholders Agreement, which were originally those of its subsidiary, Rio Algom Investments Inc.; and  (iii) its rights and obligations under certain other agreements relating to its interest in MEB, including a shareholders agreement governing the affairs of MEB (together, the ”Alumbrera Interest”).

MEB Shareholders’ Agreement

In connection with the Alumbrera Acquisition, the MEB Shareholders’ Agreement has been amended so that the parties to it now are NNO Canco, NNO Cayco, the Issuer, WRM Canco, WRM Cayco, Wheaton Cayman, Wheaton, Wheaton River (Alumbrera) Ltd., Can Acqco (an acquisition company incorporated under the laws of Canada for the Alumbrera Acquisition), Cayman Acqco and MEB.  The amended MEB Shareholders’ Agreement governs the rights and obligations that each of the Issuer and Wheaton, through their subsidiaries, will have in respect of each other as the beneficial owners of 25% and 75%, respectively, of the issued and outstanding shares of MEB.

The amended MEB Agreement includes the following provisions:

1.

General Restriction - Except as provided in such agreement, none of the parties or their affiliates shall directly or indirectly sell, assign, transfer or otherwise deal with any equity securities in the capital of or shareholders’ loans made to any of them or any equity securities of MAA.

2.

Right of First Offer - Except for certain dispositions expressly permitted by such agreement, and subject to certain prescribed conditions being fulfilled, the Issuer and its affiliates (the ”Issuer’s Group”) and Wheaton and its affiliates (the ”Wheaton Group”) shall have a right of first offer should any party or parties in the other group (the ”Selling Group”) wish to dispose of all (but not less than all) of the equity securities of (and, if applicable, shareholders’ loans made to) any or all of the Acquisition Companies, MEB and MAA, such right to be exercised within 30 days after the receipt of the offer made by the Selling Group and only with respect to the entire interest proposed to be disposed of.  Notwithstanding the foregoing, if the interest to be disposed of consists of equity securities and shareholders’ loans presently held by the Wheaton Group (before the Alumbrera Acquisition), such interest shall first be offered to Can Acqco or Cayman Acqco, as appropriate, which shall be considered for all purposes of such agreement not part of the Selling Group and in respect of which the Issuer has waived any conflict of interest applicable to Wheaton’s board nominees.

3.

Directors of MEB – The board of directors of MEB will consist of four directors (subject to an increase in number in certain circumstances), with each of the Issuer and Wheaton being entitled from time to time to elect that percentage of members of the MEB board which is most nearly equal to the percentage direct and indirect interest of the Issuer’s Group or the Wheaton Group, respectively, in the outstanding common shares of MEB and provided that (i) the group with the larger interest shall at all times be entitled to elect at least a simple majority of the MEB board, and (ii) so long as a group directly and indirectly holds more than 20% of the outstanding common shares of MEB, it shall be entitled to elect at least one director to the MEB board.

4.

Directors of Acquisition Companies - The board of directors of Can Acqco and Cayman Acqco (the ”Acquisition Companies”) shall consist of four and six directors, respectively (subject to an increase in number in certain circumstances), with each of the Issuer and Wheaton being entitled to elect that percentage of the members of the board which is most nearly equal to the percentage direct and indirect interest of the Issuer’s Group or the Wheaton Group, respectively, in the outstanding common shares of such Acquisition Company.  The quorum requirements and other relevant provisions are similar to those set out in the preceding paragraph, save that the chairman (appointed by Wheaton) shall have a casting vote.

5.

Fundamental Changes – MEB - Certain fundamental changes relating to the business and affairs of MEB will require the unanimous consent of the directors of MEB, namely (i) the sale of any equity securities of or shareholders’ loans made to MAA or of any other material property or assets of MEB; (ii) except as contemplated in such agreement, the issuance of any equity securities of or shareholders’ loans made to MEB unless to the Issuer’s Group and the Wheaton Group pro rata to their respective direct and indirect holdings of MEB common shares and for the same consideration; (iii) any debt financing, other than shareholders’ loans made to MEB as contemplated in such agreement; (iv) the redemption, repurchase, repayment or retirement of any outstanding equity securities of or shareholders’ loans made to MEB or the declaration or payment of dividends or distributions to MEB’s shareholders unless on a pro rata basis or in accordance with the distribution policy agreed upon from time to time by the Issuer and Wheaton.

6.

Fundamental Changes – Acquisition Companies - Certain fundamental changes relating to the business and affairs of each of the Acquisition Companies will require the unanimous consent of its directors, namely (i) the carrying on of any business or activity which is not related to the Alumbrera Mine or its direct or indirect interests in MEB; (ii) the sale of any equity securities of or shareholders’ loans made to MEB or of any other material property or assets of MEB; (iii) any winding-up, liquidation or reorganization or any amendment to its charter or by-laws; (iv) the subdivision, consolidation or reorganization of any of its shares; (v) the entering into of any material related party transaction; (vi) except as contemplated in such agreement, the issuance of any equity securities of or shareholders’ loans made to such Acquisition Company unless to the Issuer’s Group and the Wheaton Group pro rata to their respective direct and indirect holdings of the common shares of such Acquisition Company and for the same consideration; (vii) any debt financing, other than shareholders’ loans made to such Acquisition Company as contemplated in such agreement; and (viii) the redemption, repurchase, repayment or retirement of any outstanding equity securities of or shareholders’ loans made to such Acquisition Company or the declaration or payment of dividends or distributions to its shareholders unless on a pro rata basis or in accordance with the distribution policy agreed upon from time to time by the Issuer and Wheaton.

7.

Management of MAA - Pursuant to section 2.01 of the MAA Shareholders’ Agreement, the MAA board of directors shall consist of four members, two of which shall be nominated by MIM and two of which shall be nominated by MEB.  The chairman (appointed by MIM) shall have a casting vote.  The MAA Shareholders’ Agreement also stipulates that certain fundamental actions can only be taken with the unanimous consent of the directors of MAA.  Each of the Issuer and Wheaton shall be entitled to nominate one such director, provided that the right of the Issuer to nominate one such director shall terminate on the earliest to occur of the following:  (i) the Wheaton Group shall directly or indirectly hold more than 50% of the outstanding common shares of either Acquisition Company; (ii) the Wheaton Group shall directly or indirectly hold more than 75% of the outstanding common shares of MEB; (iii) the Issuer’s Group shall cease to hold directly or indirectly at least 50% of the outstanding common shares in the capital of either Acquisition Company; (iv) the Issuer’s Group shall cease to hold directly or indirectly at least 25% of the outstanding common shares of MEB; and (v) the Issuer shall commit a breach of its covenant, made in the amended MEB Shareholders’ Agreement, that the Issuer’s nominee on the MAA Board shall vote in such manner as shall be directed by Wheaton, and after Wheaton has provided to the Issuer a reasonable opportunity for consultation.

As a result of the Agua Rica acquisition and the Alumbrera Acquisition, the Issuer has significant financial commitments.  The Issuer’s ability to meet such commitments is dependent upon the cash flow from the Alumbrera Mine being sufficient to meet these obligations or undertaking further equity financings to raise the required funds.  While it is expected that revenues generated from the Alumbrera Mine will be sufficient to allow the Issuer to meet all of its obligations, there is no assurance that the Issuer will be successful in accessing the funds required.  Failure to meet its commitments could result in the Issuer losing its entire interest in the Alumbrera Project.

Trends

Except as otherwise disclosed herein, management does not presently know of any trend, commitment, event or uncertainty that may reasonably be expected to have a material effect on the Issuer's business, financial condition or result of operations.  See “General Development of the Business - Three Year History”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “General Description of the Business - Significant Acquisitions” and “Risk Factors”.

NARRATIVE DESCRIPTION OF THE BUSINESS

The Issuer’s principal assets are its interest in the Alumbrera Mine and the Agua Rica Project in Catamarca Province, Argentina.  See "General Description of the Business - Significant Acquisitions".   The Issuer also holds an undivided 50% interest in the Mantua Project, a gold/copper project in Cuba, which interest has been optioned to a third party

ALUMBRERA MINE

The information of a scientific and technical nature on the Alumbrera Project was prepared under the supervision of B. Terrence Hennessey, P. Geo and Harry Burgess, P. Eng of Micon International Limited “Micon” and is derived from a report titled “Technical Report on the Mining and Processing Assets of Minera Alumbrera Ltd. in Argentina” dated May, 2003, which is available for viewing under the Issuer's profile on www.sedar.com.

Property Description and Location

The Alumbrera Mine consists of the following five facilities, with support offices located in Tucumán, Catamarca City, Rosario and Buenos Aires:

  an open pit mine, processing facilities and central administration offices at Alumbrera, Catamarca; a 316 km concentrate slurry pipeline through Catamarca and Tucumán Provinces;

  a 202 km, 220 kilovolt power line from the project's substation at EI Bracho, Tucumán;

  a filter plant and rail loading facilities at Cruz del Norte, Tucumán; and

  a port, handling facilities and train maintenance facilities at San Martìn near Rosario, Santa Fé.

The open pit mine is located on a 600 ha mining lease at Alumbrera, near Belen in northwestern Argentina, 1,100 kms northwest of Buenos Aires.  The mining lease granted to MAA encompasses all mineralized areas of the deposit.  Immediate mine infrastructure and other mine facilities cover an additional permitted surface area of 5,200 ha.  The mine is located in a valley west of the easternmost range of` the Andes at an elevation of 2,600 m above sea level.

The Alumbrera Mine processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits.  Concentrate slurry from the processing facilities is pumped 316 kms to a filter plant at Cruz del Norte.  Concentrates from the filter plant are shipped 830 kms by rail from Cruz del Norte,

Tucumán to Puerto Alumbrera.  The port is located in San Martìn, Rosario in the Province of Santa Fé.  The port operation and maintenance facilities are contained within a 12 ha lease which includes a rail-switching yard with approximately 8,200 m of rail.  Port facilities include a rail car unloading building and 50,000 t storage shed.

All mining prospects in the Farallón Negro district, the region including Alumbrera, are enclosed by a 344 km2 national mineral reserve and are owned and administrated by Yacimientos Mineros de Agua de Dionisio ("YMAD"), a quasi-government mining company.  The 20-year mining lease that encloses the Alumbrera Mine was granted to MAA by YMAD pursuant to an agreement (the "UTE Agreement") in April 1994, as amended in February 1997.  The UTE Agreement defines the working relationship between the parties, including royalty obligations, and requires that ownership of the facilities and infrastructure revert to YMAD after completion of operations.

Royalties

MAA is required to pay a 3% royalty (the "Boca Mina Royalty") to the provincial government of Catamarca.  The royalty is calculated on the value of mineral substances at the mine mouth after certain allowable deductions.  MAA commenced payments of the Boca Mina Royalty in 1998.  MAA has reported that its calculation of the Boca Mina Royalty in its life-of-mine plan cash flows is the equivalent of a 2% charge against revenue after deduction of offsite smelting and refining charges.

Under the terms of the UTE Agreement, MAA is also obliged to pay a royalty to YMAD equal to 20% of net proceeds after capital recovery to begin in the fiscal year following the one in which positive net proceeds are realized.  To date, no payments have been made.  However, pursuant to an amendment made to the UTE Agreement in 1997, MAA has paid an advanced royalty of US$10 million toward the 20% royalty.  An additional balance of 2 million pesos has been paid in the fiscal year ending June 30, 2003.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Alumbrera is about 1,100 kms northwest of Buenos Aires and six hours by paved and dirt roads from the airport at San Miguel de Tucumán.  Located in Hualfin District, Belen Department, Catamarca Province, the deposit is 95 kms northeast of the town of Belen and approximately 50 road-kms northwest of Andalgalá.  The project is served by air and all-weather roads.  MAA has scheduled flights to and from Tucumán and the mine site, and bus transport to and from both Catamarca and Tucumán.  On average, more than 2,000 people are transported by road and more than 1,200 people are transported by air, either to or from the mine site every month.  An internal bus service runs on a continual schedule, transporting personnel to and from job sites, accommodation and recreation facilities within the mine site.

The climate is arid to semi-arid with topography and vegetation similar to the Arizona-Sonora desert.  The Alumbrera Mine is near the boundary between the Sierras Pampeanas and Puna physiographic provinces and the area is sparsely populated.  Average temperature is 17oC to 18oC and average minimum and maximum temperatures range between 8oC and 10oC and 22oC and 27oC.  Temperatures can be as low as minus 10oC in the winter and as high as 40oC in the summer.  Average mean rainfall is 160 mm, occurring predominantly during the months of December through March.  Light snows can occur in July.

Mine site infrastructure includes offices, a warehouse, a laboratory, a medical centre, a permanent camp and workshops.  Site facilities include two accommodation camps, catering, medical and indoor and open-air recreation facilities.  The mine's main water supply originates from a bore field, Campo Arenal, and is delivered to the mine site through a 30 km pipeline.  The mine maintains a 1.7 million m3 water reservoir.  A 202 km long-220-kilovolt power line provides electrical power to the mine site from a substation at El Bracho, Tucumán.  The power line, with 530 transmission towers, was constructed to provide access to the national power grid.

Topographically, (prior to commencement of mining) the deposit at the Alumbrera Mine was a bowl-shaped, ellipsoidal depression oriented northeast-southwest (1,900 m by 1,200 m) surrounded by ridges formed mostly by andesitic breccia of the Farallon Negro volcanics.  The floor of the bowl covers an area of 2.5 kms2.  It is characterized by altered yellowish and reddish rocks that are the oxidized and weathered "surface rind" of hydrothermally-altered and mineralized zones that were easily weathered in the recent geologic past, thereby forming the bowl.

History

The Alumbrera area has been known for its veins of copper and gold deposits and alum since at least the 19th century.  Small-scale mining activity took place at the end of the 19th century and during the early 20th century at the southern edges -of the present mine area.  In 1950, the Alto la Alumbrera veins were sampled by the government for copper and gold.  In 1961, the map on which “Bajo de la Alumbrera” is mentioned for the first time was published.  In -1963, a mapping and geochemical survey defining a deposit of disseminated/scattered copper was conducted.  In 1969, YMAD carried out a thorough geological geochemical prospecting program and completed four short -drill holes for a total depth of 226 m.

From 1973 to 1976, YMAD requested that the national government carry out more detailed studies.  The government, through the NOA MINERO (Argentine Northwest Mining) Plan of the National Service of Mining and Geology, carried out a geophysical study (induced polarization and magnetism) and commenced a drilling program.  Drilling was completed over several years with 5,000 m drilled in 1974 and 1975 and 1,000 m drilled in 1976.  YMAD carried out resource mapping and evaluation from available drill holes.  From 1975 to 1982, the United Nations supervised the ongoing exploration program.  YMAD and a military manufacturer continued intermittent drilling to complete a total of 18,970 m and 71 drill holes for the period 1968 to 1981.

From 1985 to 1988, YMAD investigated open pit mining and heap leaching of ore from the central gold-rich oxidized zone.  An additional 1,283 m of drilling, averaging 50 m per hole, was completed.  Feasibility studies were prepared in 1986 and 1988.

From 1992 to 1993, another feasibility study was conducted.  Geological exploration activity included geotechnical investigations, a core relogging program and a diamond drilling program, mineralogical assessments and a complete reinterpretation of the deposit geology.  A geology and metal grade block model of the deposit was generated.

In October 1994, MAA completed a 20-hole, 8,000 m diamond drillhole program.  Drilling was concentrated in the southern flank of the orebody and within the area to be mined during the first five years of the open pit life.  In 1995, MAA commenced mining activities in the mine area.  In August 1997, project commissioning commenced with the processing of the first ore from the mine.  In December 1999, the mine achieved production and performance tests under terms of project financing.

MEB negotiated an interest in the project from YMAD in 1990, establishing MAA as the entity to exploit the deposit in 1993.  MIM purchased a 50% interest in MAA in 1994.  MEB, with a 50% remaining interest in MAA, was subsequently acquired by Rio Algom and North Ltd. in 1995.  Rio Tinto plc (‘‘RTP’’) acquired North Ltd. in August 2000.  Billiton acquired Rio Algom in October 2000.  BHP and Billiton merged during 2001 to form BHP Billiton.   Wheaton purchased RTP’s 25% share in March 2003.  In July, 2003, MIM's 50% interest was acquired by Xstrata plc.

Geological Setting

Regional Geology

Alumbrera was emplaced in the late Miocene Farallón Negro - Capillitas volcanic flow and breccia complex, situated in the Sierra de Capillitas.  This high-potassium calc-alkaline shoshonitic to banakitic volcanism is the easternmost expression of subduction related volcanism which appears to have developed in block-faulted areas on Palaeozoic crystalline basement along the Andean Cordillera in the late Miocene.  The Farallón Negro complex lies near the boundary of nearly flat and 30° east dipping segments of the subducting Nazca Plate, a discontinuity expressed by the east-west boundary between the Puna and Sierras Pampeanas provinces, by a 50 km right-lateral offset in the Andes crest and by the east-west trend of Neogene volcanoes of the Ojos de Salado chain west of Alumbrera and the Farallón Negro centre.

Alumbrera and its host stratovolcano lie between two northeast-trending lineaments, the Hualfin and Aconquija, which may have localized volcanism and mineralization in tension fractures between them.  The volcanism was controlled by sinistral pull-apart tectonics along a major northwest trending lineament.  The Farallón Negro volcanic and intrusive complex was a stratovolcano formerly up to 6 kms high and approximately 16 kms in diameter, which evolved from more mafic pyroxene andesites to more hornblende and biotite bearing andesites and dacites.  Volcanism was followed by the emplacement of the mineralization-related dacite porphyries.  The location of the dacite porphyries coincides with the eruptive centres of the former andesite-dacite stratovolcano, whose roots they intruded.

Deposit Geology

The Alumbrera alkalic dacite porphyries were intruded about 8 million years ago into the roots of the Farallón Negro volcano.  The intrusion-generated large-scale hydrothermal circulation resulted in alteration and mineralization of the porphyry itself and its volcanic host rocks.  Subsequent erosion has exposed the upper part of the volcano and its porphyry system to a level that is favourable for mining.  Rocks exposed at surface were originally at depths of approximately 2.8 kms and at 0.6 to 0.8 kilobars lithostatic pressure.

The Farallón Negro host rocks are about 90% autobrecciated flows in a thick-bedded sequence of fragment-poor to fragment-crowded weakly to strongly porphyritic potassic andesite.  The remaining 10% is comprised of lithic and non-porphyritic flow units.

The primary mineralized rocks of Alumbrera consist of a series of porphyritic intrusions.  A total of seven distinctive porphyritic intrusions have been recognised, which form stocks (earliest units) and dyke-like bodies (youngest units) that extend to the outer edge of the deposit with some of the dykes forming a radial pattern around the central stocks.  The individual porphyry units can be distinguished by their phenocryst content, but primarily are classified by their cross cutting intrusive relationships.  Geochemically the dacites are typical for subduction-related potassic igneous rocks (shoshonites) from mature continental arc settings.

Exploration

The mining rights to the Alumbrera Mine held by MAA are limited to a 2,000 m by 3,000 m rectangle (600 ha in size) approximately centred on the open pit mine.  This area, referred to as the contract area, is slightly larger than the ultimate pit rim dimensions.  No exploration is conducted by MAA outside of the contract area.

Known mineralization in the pit has been fully delineated to the northwest and southeast.  However, to the northeast, towards the crusher, and to the southwest, mineralization is cut off by faults that are parallel to the dominant faulting direction.  It is possible that a small amount of mineralization remains to be discovered in these areas if it can be shown that they have been down-faulted.

Since 1999, exploration efforts in the MAA contract area have been limited.  In 2002, a small geophysical survey consisting of a limited amount of induced polarization surveying was conducted to look for disseminated sulphides in these areas.  Results were not available at the time of Micon's visit, although it is anticipated that a certain amount of diamond drilling will be required in the future to test this potential.  It is not anticipated that any significant discoveries with material impact on the project will be made here.

Because of the very limited area of mineral rights involved and the dominance of the area by the open pit mine, further exploration work is not anticipated.  Any exploration by MAA outside of the contract area would require a new agreement with YMAD.

Mineralization

The mineralogy of the primary (unweathered) ore consists of chalcopyrite (+/-bornite), native gold and pyrite.  Gold occurs mainly in chalcopyrite.  Gold values correlate closely with copper values in primary mineralization and ratios are very consistent through the deposit.

Ore grades correlate with lithology.  The highest copper-gold grades are associated with intense potassic (quartz-magnetite) alteration of two of the earliest mineralized porphyritic intrusions and in adjacent biotized or potassium feldspar altered andesites.  Younger porphyries are less mineralized or barren.  The majority of the copper is primary and occurs as chalcopyrite in disseminated grains and in veinlets.  Copper and gold are positively correlated with gold occurring in association with early pyrite-chalcopyrite-magnetite as free gold grains in the 10 to 50 micron range.

The occurrence of gold within chalcopyrite, together with magnetite and pyrite, suggests that the gold was transported by the same fluids as the other metals and that this fluid was oxidized.  Near-surface oxidation and supergene enrichment appear limited at the Alumbrera Mine.  Consequently, the economic-grade sulphide mineralization extends upward almost to surface.

The upper portion of the orebody has been subject to weathering and can be sub-divided into two distinct zones, an upper, thin, leached zone, and a lower sulphide enriched zone.  The leached zone contains oxide and carbonate copper minerals, including soluble species.  Gold values appear largely unaffected by leaching.  The sulphide-enriched zone is complex and contains chalcocite, covellite, native copper and chalcopyrite in varying proportions.  The intensity of chalcocite decreases with depth and is absent in fresh (primary) ore.  Leaching and oxidation near the surface generally does not extend to deeper than 30 m.  Rare and erratic deeper oxidation is attributed to enhanced permeability caused by local fracturing and faulting.  The corresponding underlying zone of supergene enrichment is erratic in its development, occurring at depths to 150 m in some places and being barely recognizable in others.

Drilling

The Alumbrera Mine has been worked on by at least four different companies with numerous drilling campaigns since YMAD commenced work in 1969.  Both reverse circulation and diamond drilling has been performed, however, the database is composed predominantly of diamond core data.  The diamond drill programs were completed using both NQ-sized core and HQ-sized core (47.6 mm and 63.5 mm core diameter, respectively).

270 holes were drilled on a nominal 50 m by 50 m pattern over the entire deposit.  However, due to shorter lengths on some holes, this density decreases somewhat at the deepest pit elevations.  All holes were drilled on N75°/N255° oriented sections, with dips varying between vertical and minus 60°.  This orientation was chosen so as to best outline faults in the dominant fault strike direction, many of which have material post-mineralization movement or control the intrusion of the host porphyry and mineralizing fluids.

After the 1998-99 resource definition drilling program it became apparent that it was necessary to drill a few more holes to increase data density at the deeper elevations of the pit.  This was required in order to improve geological controls on the model and upgrade some of the indicated resources to the measured category based on the models used to estimate mineral resources and kriging variances seen during grade interpolation.  It was decided that an additional 14 holes would be drilled to fill in areas of low confidence.  These have recently been drilled but were not included in the June 2002 reserve estimate.  There is no known requirement for further drilling of the existing resource.  A minor amount of exploration drilling is still required near the edges of the pit.

Sampling and Analysis

Exploration samples were sawn (core) or split (reverse circulation) and sent to ALS Chemex ("ALS") in Mendoza for further preparation and analysis, following which the assay results were reported by ALS.

Exploration samples were analysed for gold using a 50 g fire assay with a flame AAS finish after nitric acid/aqua regia digestion of the bead.  This method has a detection limit of 0.01 ppm and is suitable for the low gold grades seen at Alumbrera.  Samples were analysed for copper and silver using an aqua regia mixed-acid digestion and elemental determination by flame AAS.  The detection limits for copper and silver by this method are 100 ppm and 1.0 ppm, respectively.  Silver values are not checked by fire assay methods as they are not reported as an ore reserve and form a minor portion of the value of minerals recovered.

Minor element analyses have been routinely carried out on approximately 10% of samples in order to determine background levels of elements of interest within the ore and surrounding waste rock of the orebody.  These analyses were intended to determine base line quantities of potentially toxic metals available to be released into the environment.  Samples were randomly selected and analyzed for antimony, arsenic, bismuth, cadmium, lead, mercury, molybdenum, selenium, tellurium and zinc.  Additional sampling was conducted in areas identified to have lead and zinc bearing veins.

Sulphur and sulphate analyses were also conducted in order to estimate the amount of pyrite within the deposit so as to aid in the prediction of acid mine drainage potential as well as to predict rougher and cleaner cell loads within the concentrator while treating certain ore types.  Sulphur was determined through a Leco infrared detection of sulphur dioxide from combustion of sulphide.

Drill Core Samples

During logging, the MAA geologist selects the portions of each hole to be sampled based primarily on mineralization.  Using visual inspection, the location of the 0.15% copper boundary would be estimated and sampling would commence approximately 50 m before this estimated position.  Samples were selected on three m intervals regardless of lithologic contacts and geological variation in the core.  Once selected, the core to be sampled was sawn in half with a diamond saw and one half of the core retained for future reference.  All sampling and core storage took place at the core logging facility.

Reverse Circulation Samples

Reverse circulation samples were collected in the field at the drill rig over 3 m intervals after being split in the ratio 3:1 at the sampler.  The smaller sample was sent for analysis and the larger fraction retained on site for the duration of the drill program in order to provide additional samples for check analyses or bench scale flotation testwork.  The larger fraction was discarded after the completion of each program.

Blast Hole Sampling

MAA samples all blast holes in the open pit except when the geology supervisor considers it unnecessary due to, for example, duplicate holes or holes too closely spaced.  One sample is collected per hole from the cone of cuttings surrounding the collar.  Sampling is performed by cutting two opposing channels into the cone and through its full depth to the bench floor.  A sample of approximately 15 to 20 kgs is collected from one wall of each of the two channels.  Samples are split in a Gilson splitter and sent to the mine laboratory.  For one in every five samples collected from certain areas of the Alumbrera pit a second sample split is collected from the Gilson splitter and sent to ALS for check analysis.

Sample Quality

The program set up to monitor the quality of the assay database consisted of the following procedures:

  the use of internal standards by the laboratory;

  the use of MAA submitted standard samples with each sample batch;

  regular re-analysis of pulps by the laboratory;

  re-analysis of pulps as requested by MAA;

  check analysis of randomly selected pulps by a second laboratory; and

  1/4 core re-sampling of selected sample intervals mixed with each batch.

Data validation protocols are built into the date-entry system used by MAA to prevent hole-depth, over-lapping logging/sampling intervals or hole-name validation errors.

Security of Samples

MAA's core logging and storage facility is located in the administration and warehouse building cluster beside the concentrator.  These facilities are approximately 1 km behind the mine's security gatehouse which is manned 24 hours a day, 365 days a year.  They are secure from entry by non-MAA personnel.  Exploration samples are shipped from this location using scheduled mine delivery trucks bringing in general supplies.

Ore Reserves and Mineral Resources

All ore reserves and mineral resources provided herein in respect of the Alumbrera Mine are estimated using the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC Code"), the Australian and RTP worldwide standards.  The following definitions are reproduced from the JORC Code, and differ from the definitions of the same terms adopted by the Canadian Institute of Mining, Metallurgy (“CIM”) as the CIM Standards on Mineral Resources and Reserves Definitions, which definitions are contained in this AIF under “Glossary of Mining Terms”.

The term "Mineral Resource" means a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.  Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term "Inferred Mineral Resource" means that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence.  It is inferred from geological evidence and assumed but not verified geological and/or grade continuity.  It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

The term "Indicated Mineral Resource" means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence.  It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.  The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

The term "Measured Mineral Resource" means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence.  It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.  The locations are spaced closely enough to confirm geological and/or grade continuity.

The term "Ore Reserve" means the economically mineable part of a Measured or Indicated Mineral Resource.  It includes diluting materials and allowances for losses which may occur when the material is mined.  Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors.  These assessments demonstrate at the time of reporting that extraction could reasonably be justified.  Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

The term "Probable Ore Reserve" means the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource.  It includes diluting materials and allowances for losses which may occur when the material is mined.  Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors.  These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The term "Proved Ore Reserve" means the economically mineable part of a Measured Mineral Resource.  It includes diluting materials and allowances for losses which may occur when the material is mined.  Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors.  These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The Ore Reserves for the Alumbrera Mine as at December 31, 2002, are set forth in the following table.

Alumbrera Ore Reserves as of December 31, 2002(1)

Material	Category	t (million)	Au g/t	Cu (%)	Contained Au (million ozs)	Contained Cu (Mt)
In Situ	Proved Probable Total	234 23 257	0.68 0.49 0.65	0.58 0.47 0.57	5.08 0.36 5.44	1.360 0.108 1.468
Stockpiles	Proved Probable Total	111 0 111	0.41 0 0.41	0.36 0 0.36	1.46 0 1.46	0.400 0 0.400
Total	Proved Probable Total	345 23 368	0.59 0.49 0.58	0.51 0.47 0.51	6.54 0.36 6.90	1.760 0.108 1.868

 (1)

The Ore Reserves for the Alumbrera Mine set out in the table above have been prepared by MAA.  The Ore Reserves are classified as Proved and Probable, and are based on the JORC Code.

There are currently no Mineral Resources to report for the Alumbrera Mine.

Mineral Processing and Metallurgical Testing

The economic mineralogy of the primary, unweathered ore consists of chalcopyrite, native gold and pyrite in a simple textural relationship.  Chalcopyrite occurs in disseminated grains and in veinlets; copper and gold are positively correlated, with the gold occurring as free grains or, more usually, as inclusions within the chalcopyrite.  As a classic porphyry copper-gold deposit, it is expected that the ore should respond to conventional sulphide flotation for recovery of gold bearing copper concentrate.

As a project now in its fifth full year of production, there is a wide range of metallurgical testing and operating experience available and planned, including original feasibility studies and process design laboratory and pilot scale testing, post-commissioning laboratory and plant scale process optimization, and post-commissioning laboratory testing and simulation studies in support of strategic planning and development.

The feasibility study metallurgical testing confirmed the amenability of the orebody to conventional copper porphyry processing.  Although the programme was possibly not as systematic in establishing the metallurgical response of the orebody as has been the case on other similar projects, Micon considers that the testing adequately addressed all the expected issues and generated appropriate criteria for process design.  These criteria have been generally confirmed by operating experience to date.

MAA decided in 2001 to install a third grinding line and a pebble crushing circuit in order to meet the objective of maintaining concentrate production at lower ore grades over the life-of-mine.  Based on its operating experience to date, MAA has not increased the capacity of the flotation circuit or other areas.

Together with the feasibility study testing, post-commissioning operating results and process optimisation, it appears that an adequate and comprehensive programme of testing and study has been conducted in support of the recent expansion and the life-of-mine plan.

Mining and Milling Operations

Standard truck and shovel mining techniques operations are employed in the open pit mine, utilizing 42 m3 shovels and 220 t haul trucks to move both ore and waste.  Mining is carried out on 17 m benches, with 2 m sub-drill,- which suit the size of the equipment necessary for the production rate.

Current mineral reserves have a low waste to ore ratio of an average of 1.8:1.  Operation of the mine is carried out at an elevated cut-off grade, which is reduced over the mine life to the economic cut-off grade.  This practice requires that some ore be stockpiled for later processing.  The average reserve grade is 0.51 % copper and 0.58 Au g/t.

The mining rate in fiscal 2002 marginally exceeded 300,000 tpd for a total of approximately 112 mt of material mined, comprised of approximately 39 mt of ore and 73 mt of waste.  The total material mined is planned to increase to an average of 355,000 tpd, approximately 130 mt per annum, for the fiscal years 2004 to 2007, after which time waste stripping reduces significantly.

MAA employs approximately 800 permanent staff and 400 contractors, of whom approximately 500 staff and 200 contractors work in the mining department.  Argentina is a highly unionized country with industry-based unions and very prescriptive labour agreements.  MAA worked closely with the representative Union and Argentine Labour Ministry to negotiate an initial, one-union bargaining agreement.  This was renegotiated in the second year resulting in the introduction of an innovative and flexible, four year labour agreement which was renewed in 2003 for a further four year period.

The original plant uses a conventional porphyry copper flotation circuit with proven, large scale equipment.  The plant produces two products, a copper flotation concentrate containing the major gold credit and doré bullion from gravity recovery of coarser free gold.  The original design capacity was 80,000 tpd with a utilisation of 94%, equivalent to 29.2 mt per year.  Provision was made for expansion to 100,000 tpd by the addition of a third grinding line, in order to maintain metal production as the ore grade decreases.

MAA has increased the capacity of the original plant to approximately 100,000 tpd by the addition of the third grinding circuit, albeit using smaller equipment than that already installed.  The expansion also included a pebble crushing circuit to handle critical size material from the semi-autogenous grinding ("SAG") mills, of which about 1 to 1.5 mt, at 0.4% copper, already had been accumulated.  The planned utilization for 2003 is 93%, increasing to 94% in 2007.

MAA expects that the ball mills will become the limit to throughput with the expanded circuit, particularly on softer ore.  Although the cleaner flotation circuit is a constraint to feed metal, this will not be a problem except on the softest, high grade ore, as lower ore grade will compensate for the increased throughput.  MAA has not identified any other areas that require expansion, although it acknowledges that increased utilisation in most areas is required.

The mined ore is crushed in a 1,540 mm by 2,770 mm gyratory crusher.  The crushed ore is conveyed 1.7 kms to an 80,000 t live capacity stockpile.  The ore is drawn from the stockpile by apron feeders to conveyors feeding three parallel grinding circuits.  The two original grinding lines each consist of an 11 m diameter, 5.14 m long SAG mill and two 6.1 m diameter, 9.34 m long ball mills operating in closed circuit with hydrocyclones.  The third grinding line, which was commissioned in August 2002, consists of a 8.53 m diameter, 4.27 m long SAG mill and a 5.03 m diameter 8.84 m long ball mill, both of which are reconditioned second-hand units.  It has been the practice to remove and stockpile the minus 35 mm critical size pebbles from the SAG mill discharge when processing harder ores with lower throughput rate.  A circuit was commissioned in August 2002 for crushing the stockpiled pebbles and the newly generated pebbles, as required.  The pebbles are conveyed via a surge bin to a crusher operating in open circuit and the crushed pebbles will be conveyed via a surge bin to each of the three SAG mill feed conveyors.

SAG and ball mill discharge is pumped to a cluster of hydrocyclones, one cluster for each ball mill.  Hydrocyclone underflow discharges to the ball mill feed, with a minor proportion diverted via two centrifugal gravity concentrators for each cluster, for removal of coarser free gold.  Hydrocyclone overflow at 80% passing 150 micron gravitates to the flotation circuit.  The gravity concentrate is transferred to the secure gold room for further cleaning and smelting with fluxes to bullion.

After conditioning with reagents, the hydrocyclone overflow passes to the rougher flotation circuit consisting of 32 100 m3 mechanical flotation cells.  MAA has concluded that there is sufficient rougher cell capacity to accommodate-the increased throughput.  Rougher concentrate is reground in one or two 5.0 m diameter, 7.32 m long ball mills operating in closed circuit with hydrocyclones, and centrifugal gravity concentrators for further free gold recovery.  The reground rougher concentrate passes to the cleaner flotation section, consisting of 14 pneumatic flotation cells arranged for two stages of cleaning and a cleaner scavenger, all in closed circuit.  The concentrate from the second stage cleaner is the final product and the tailings from the cleaner scavenger are now recirculated to the rougher circuit, although as commissioned these cells operated in open circuit producing final tailings.

Final concentrate is thickened to 63% solids in two 30 m diameter thickeners and for storage in surge tanks before being pumped via a 316 km long, 175 mm diameter pipeline to MAA's filter plant near Tucumán.  Positive displacement pumps at the mine site and two booster stations elevate the concentrate to a high point from where it flows by gravity 150 kms to the filter plant.  At the filter plant, the concentrate is stored in surge tanks and thickened prior to three 120 m3 continuous belt filter presses, which reduce the moisture content to 7.5%.  The filters discharge to a storage building, where a front-end loader reclaims the filter cake for rail transport 830 kms to the port near Rosario.

Tailings from the process plant flow by gravity pipeline for 8.5 km to an engineered, centreline dam constructed across the Vis Vis canyon.  Distribution is effected by spigotting along the upstream face of the dam.  Supernatant water is pumped back to the process plant and seepage is collected downstream of the dam and pumped back.  The dam is raised using waste rock with a core of selected material and remains a significant capital cost throughout the life of the mine.  MAA retains Knight Piesold as its consultant for tailings dam management and construction quality control.

Markets and Sales Contracts

MAA's objective is to sell 90% to 95% of its concentrate production through frame contracts, with the balance for sale into the spot market.  This should reduce the annual average treatment and refining charges and should provide short-term flexibility of production, sales and revenue against budget.

Sales and marketing operates from the port facilities, with a specialist consultant being retained for annual contracts exceeding 30,000 t, and MIM Japan retained through a negotiated sales agency agreement for annual contracts into the Far East and for general market intelligence in this region.

As at December 31, 2003, MAA reported that it had 13 frame contracts in place for the sale of its concentrate, including a few long-term contracts with traders and smelters, established to cater to the increased production scheduled by the life-of-mine plan.  The lowest annual commitment is for 20,000 t and the largest is for 100,000 t.  The earliest contract expiry date is December 31, 2004 and the latest expiry date is December 31, 2008.  Smelter locations are in Europe, India, the Far East, Canada and Brazil.

Environmental Considerations

Permitting

The main environmental permit is the original Environmental Impact Report ("EIR"), which was prepared to 1988 World Bank guidelines and was approved in 1997 as part of the project approval process.  Under the terms of the UTE Agreement, MAA is responsible for compliance with the commitments made in the

EIR and the cost of reclamation and closure.  There are currently no significant areas of non-compliance.  The EIR must be updated bi-annually as two separate reports for approval by the Tucumán and Catamarca provincial authorities.  Micon understands that the 2001 EIR update was received and accepted by the provincial authorities.  Other statutory environmental controls are the water license associated with the fresh water supply from Campo Arenal (Catamarca) and the filter plant discharge license (Tucumán).

In addition to the direct statutory controls, the UTE Agreement and its requirement for consultation with YMAD on strategic issues, including closure, impact on environmental management.

Third party auditors are utilized to review key environment areas such as tailings storage facility design, construction and management.  Through Xstrata and the other shareholders, MAA conducts regular audits of its environment programs to ensure that corporate, community and statutory standards have been adequately identified and are being adhered to.

Compliance

Under the terms of the UTE Agreement, commitments made in the EIR reside with MAA.  In response to these commitments, MAA currently is implementing a revised environmental management system.  Various initiatives have been taken and are ongoing to ensure compliance, which is demonstrated by routine monitoring of air and water quality against background levels.

Of particular significance is the commitment to zero discharge, which is implemented by intercepting and pumping back surface and near surface groundwater downstream of the tailings storage facility.  Despite design considerations, a seepage plume has developed in the natural groundwater downstream of the facility, albeit currently well within MAA's concession, due to the area's complex structural geology.  A series of pump back wells have been established to capture the seepage, which is characterised by high levels of dissolved calcium and sulphate.  The pump back wells will be augmented over the life of the mine in order to contain the plume within the concession and monitoring wells will be provided for the Vis Vis River.  Based on the latest ground water model, the pump back system will need to be operated for several years after mine closure.

The other potentially significant environmental risk lies with the concentrate pipeline.  This pipeline crosses areas of mountainous terrain, significant rivers, high rainfall and active agriculture.  Any rupture of the pipeline poses an environmental risk from spillage of concentrate.  Subsequently, control structures and river crossing protection have been, and continue to be, installed in order to minimize the risk of breakage and spillage, a program of geotechnical inspection has been implemented to monitor landslide risk areas, and routine physical surveillance of the pipeline route is carried out.

Reclamation and Closure

Although the fixed assets of the project revert to YMAD on final termination of commercial production, MAA is legally responsible for reclamation and closure costs in its capacity as operator of the Alumbrera Mine.  MAA is committed to stabi1izing tailings and waste rock against potential acid generation and water pollution and, to this end, is conducting progressive rehabilitation on the tailings storage facility and waste rock dumps.  Other activities include contaminated land remediation, removal and stabilization of potentially acid generating road base material, securing pit safety and closure of infrastructure.  The ultimate requirement is to achieve final landforms that do not require MAA's presence post closure.

MAA has prepared an Interim Mine Closure Plan in response both to commitments in the EIR and to meet the requirements of those existing shareholders who are signatories to the Australian Minerals Council Code for Environmental Management.  MAA's closure planning is an ongoing process that is refined as operations plans are revised and operational and monitoring data are evaluated.  Closure costs are revised on an annual basis.

Ongoing rehabilitation is recognized as part of routine operations and associated costs are included in the project's financial plan.  Testing is being completed in order to generate information regarding the potential for acid generation from waste materials, and initial testing of capping materials has been completed.  Progressive rehabilitation commenced in 2002.

Bond-Posting

MAA makes provisions for reclamation and closure in its 2002 life-of-mine plan and financial statements, however, MAA is not required to post a bond in connection with its reclamation and closure obligations and no cash provisions are being made.

Capital Costs

The Alumbrera Mine was commissioned in 1998 after the expenditure of approximately $1.233 billion of project development capital.  After additional capital expenditure of approximately $79 million in 1999, on-going annual sustaining and project capital has been expended since that time at a rate of approximately $26 million per fiscal year.

Approximately $29 million, $18 million and $30 million was expended in fiscal years 2000, 2001 and 2002, respectively, and $25 million was spent in fiscal 2003.  Alumbrera’s fiscal year runs from July 1 through June 30.  In the six months ended December 31, 2003, a further $9 million was spent on capital expenditures.

Projected Capital Expenditures for Fiscal 2003 to 2013

The following table indicates capital estimates included in Micon’s estimates of future annual cash flows:

Projected Capital Expenditures for Fiscal 2004 to 2013

Item	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
(US$ in millions)
Mining	13.6	10.3	4.8	4.8	4.2	5.1	1.7	2.1	-	-	46.6
Tailings Dam	2.8	2.8	2.4	2.4	2.4	2.3	2.3	2.2	2.2	0.1	21.9
Concentrator	3.3	2.6	1.8	1.8	1.6	2.1	1.3	1.4	2.1	1.8	19.8
Administration	0.29	0.28	0.32	0.32	0.14	0.3	0.13	0.15	0.05	-	2.0
Filter Plant, Rail and Port	0.69	0.22	0.19	0.19	0.15	0.08	0.81	0.35	0.16	0.05	2.9
Closure Cost	-	-	-	-		-	-	-	-	23.5	23.5
Total	20.6	16.2	9.5	9.5	8.4	9.9	6.3	6.3	4.5	25.5	116.5.

Taxes

MAA is subject to taxation in the form of income tax and IVA tax, the latter of which is a value added tax applicable to purchases of goods and services at a rate of 21%.  Full reimbursements for IVA tax are available to mining companies and a net reimbursement over the life of the mine of $23.5 million is included in the cash flow projections.

The statutory tax rate applicable to MAA as a mining company is 30% as compared to the statutory tax rate of 35% for non-mining companies.  This rate is protected under a fiscal stability regime which also provides for favoured treatment in terms of special deductions for interest paid on foreign loans.

Potential changes to the tax regime, resulting from the current Argentine political, economic and social crisis, are a risk to the estimated levels of future cash flow.  However, it is not expected that any increased taxation would have a material effect on the value of the property, given the current fully developed stage of the operations and the high levels of projected annual cash flows.

Production Estimates and Cash Flow Projection

The MAA operation is expected to draw the majority of its economic value from the sale of copper and gold in concentrate.  In addition, a doré containing gold and silver is produced on-site.  Production is derived from ore mined at the Alumbrera Mine.  The total scheduled ore to be mined and processed, and the gold and copper output, are set forth in the following table:

Production Schedule

Item	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
Ore Milled (mt)	36.71	36.62	36.80	36.97	37.23	37.33	37.19	37.23	37.23	17.61	350.92
Gold Grade (g/t)	0.76	0.63	0.58	0.64	0.54	0.60	0.77	0.59	0.29	0.29	0.58
Copper Grade (%)	0.60	0.54	0.50	0.55	0.48	0.60	0.65	0.54	0.28	0.29	0.50
Gold Production ('000 ozs)	649	529	483	529	442	511	684	507	203	96	4,633
Copper in Concentrate ('000 t)	195	175	161	177	156	198	216	178	85	41	1,582

The Issuer does not as a matter of course make public projections as to future sales, earnings or other results.  The projected capital expenditures, production estimates, cash flow and other projections included in this AIF have been prepared by Micon and have been extracted from the Micon Report.  The projected capital expenditures, production estimates, cash flow and other projections have been included in this AIF based on the requirements of Canadian securities regulations and were not prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the Canadian Institute of Chartered Accountants or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

Neither the Issuer's auditors, nor the auditors of MAA have examined or compiled the accompanying prospective financial information and, accordingly, have not and do not express opinions or any other form of assurance with respect thereto. The cash flow projections are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments.  While presented with numerical specificity, the cash flow projections were not prepared by Micon on behalf of the Issuer in the ordinary course and are based upon a variety of estimates and hypothetical assumptions made by Micon with respect to, among other things, industry performance, general economic, market, interest rate and financial conditions, sales, cost of goods sold, operating and other revenues and expenses, capital expenditures and working capital of the Alumbrera Mine, and other matters which may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Issuer's or MAA's control.  Accordingly, there can be no assurance that the assumptions made in preparing the cash flow projections will prove accurate, and actual results may be materially greater or less than those contained in the cash flow projections.  For these reasons, as well as the bases and assumptions on which the cash flow projections were compiled, the inclusion of such cash flow projections herein should not be regarded as an indication that the Issuer or MAA, or any of their respective affiliates or representatives, considers such information to be an accurate prediction of future events, and the cash flow projections should not be relied upon as such.  None of such persons assumes any responsibility for the reasonableness, completeness, accuracy or reliability of such cash flow projections.  No party nor any of their respective affiliates or representatives has made, or makes, any representation to any person regarding the information contained in the cash flow projections and none of them intends to update or otherwise revise the cash flow projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions are shown to be in error.

The overall base case cash flow projections for the Alumbrera Mine are set forth in the following table:

Cash Flow Projections

Year	Payable Gold Production(1)	Payable Copper Production(1)	Net Revenue(2)	Total Operating Costs(3)	Cash Flow Before Taxes and Debt Service	Cash Flow After Capital Costs and Tax – Available for Equity Distribution – Issuer’s 12.5% Share
	(ozs)	(t)	(US$)	(US$)	(US$)	(US$)
2004	649,072	195,174	475,443,951	218,351,215	226,631,857	13,875,857
2005	528,749	174,692	407,761,336	216,409,807	166,643,302	12,332,538
2006	483,270	161,297	373,369,843	213,082,150	142,975,295	13,724,832
2007	529,178	176,864	409,173,936	213,277,141	177,865,316	17,298,672
2008	441,692	155,784	352,715,138	200,943,997	136,000,838	11,900,073
2009	511,088	197,758	432,121,254	184,121,143	229,168,686	20,052,260
2010	683,782	215,742	511,175,545	181,107,968	313,236,066	27,408,156
2011	506,875	177,719	403,319,966	165,456,950	223,150,616	19,525,679
2012	203,466	84,714	180,235,927	137,821,921	33,952,287	2,970,825
2013	96,097	41,487	87,149,170	74,216,925	(14,732,739)	1,174,533
Total	4,633,270	1,581,231	3,627,366,064	1,804,789,218	1,634,891,525	140,261,425

(1)

Production figures refer to the total quantity of payable metal produced.

(2)

A constant gold price of US$320 per oz and a copper price of US$0.80 per lb have been assumed.

(3)

Adjusted for foreign exchange and inflation.

The estimates of annual cash flow assume that the current mining rate of approximately 111 mt of ore and waste per year will increase to approximately 130 mt per year by fiscal 2004 and will continue at that level for four years, after which time waste mining will diminish significantly.  Ore will be mined from the pit until fiscal 2011 and for a final two years, fiscal years 2012 and 2013, low grade ore, which comprises a portion of the long term inventory stockpile, will be reclaimed from stockpile for processing.  Over the projected operating life of ten years, MAA's operations are expected to generate a total undiscounted net cash flow, after senior debt service and taxes and available for distribution to shareholders, of approximately $1.12 billion, of which the Issuer’s 12.5% share upon completion of the acquisition of the Alumbrera Mine will equal approximately $140 million.

Sensitivity analyses have been performed to test the impact on project economics of changes in the price of the metals produced.  Net present values for 50% of BHP’s 25% share of cash flows available to shareholders after full debt service and taxes have been estimated for metal prices 10% higher and lower than the base case prices.  The results of these sensitivity analyses are set forth in the following table:

Input Parameter	Total net Present Value (Issuer’s 12.5% share) (US$ in millions)
Discount Rate (% per year)	0	10	15
Base Case Prices	140	89	73
Base Case Prices +10%	173	110	91
Base Case Prices – 10%	106	66	54

AGUA RICA PROJECT

General

The Issuer now owns 100% of the Agua Rica Project.  Under a joint operating agreement between RAA Holdings S.A., an indirect subsidiary of the Issuer and BHP, BHP formerly managed and operated the project and exploration expenditures were shared by BHP and the Issuer in proportion to their respective interests in the project.  BHP completed the 2001/2002 work program in June 2002.  The Issuer's share of the work program (including management fees to the operator) in the financial year ended December 31, 2002 was approximately $303,000 (2001 - $545,000), but was not paid at the election of the Issuer and therefore contributed to the dilution of the Issuer's interest in the Agua Rica Project.  Due to the continued weak world copper price in 2002, activities at Agua Rica continued on a reduced scale from previous years.  The budget for the 2002/2003 year of $1.4 million presented by the project operator was a continuation of this reduced work program.  Work programs in the past two years have built on the work performed in completing the initial feasibility study, which was issued in November 1997.  The 2003 work program for $1.1 million consisted of ongoing environmental monitoring and care and maintenance.  The 2004 work program is currently underway and is a continuation of the 2003 work program.  In addition, the Issuer intends to continue to investigate and seek optimal methods to develop the Agua Rica project.

Hatch Report

Information contained in this AIF that is of a scientific or technical nature relating specifically to the Agua Rica Project has been prepared by or under the supervision of Paul Hosford, P. Eng.  and Callum Grant, P. Eng., of Hatch Associates Ltd.  (“Hatch”), each of whom is a “qualified person” as the term is defined in National Instrument 43-101 - "Standards of Disclosure for Mineral Projects ("NI-43-101").  The following information is extracted from a report (the “Hatch Report”) prepared by the foregoing entitled “Northern Orion Explorations Ltd.  Agua Rica Project, Argentina” dated May 16, 2003.  As used in the extracted text below, “Joint Venture” means the joint venture between the Issuer’s subsidiary and BHP.

Property Description, Location and Access

Agua Rica is located in the northwestern Argentine province of Catamarca approximately 200 kms from the provincial capital, and 25 kms to the north of the nearest settlement of Andalgalá.  The property covers an area of approximately 12.5 km2 with its centre point at an approximate latitude of 27° 26’ South, longitude 66° 16’ West.

Any future production from a mining operation at Agua Rica would be subject to a 3% “mine-mouth” royalty payable to the provincial Catamarca government.

To Hatch’s knowledge, no environmental liabilities apply to the property.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The Agua Rica property lies in a rugged range of mountains known as the Sierra de Aconquija that runs northeast-southwest through this eastern flank of the Andes.  Towards the south and north of the Sierra de Aconquija, the mountain range gives way to gentler terrain as the basinal areas known as Campo Arenal in the north and Salar de Pipanaco in the south and west are approached.  Locally around the property itself, the terrain reaches to over 3,500 m and is dissected by steeply eroded V-shaped valleys covered by partially consolidated scree, poorly developed soils (less than 1 m thick), and scrubby, sparse vegetation.  The terrain in the area is rugged with more than 80% having slopes greater than 25°, and over 40% with slopes over 35°.  Sediment control and water erosion during the summer rainy season are issues that will require mitigation in any development activities at the site.

The climate in this part of Argentina is generally mild and typical of this arid north-western region of Argentina.  The mountain ranges of Catamarca act to interrupt the passage of humid air from the north east that causes the heavy summer rainfall.  The flanks of the mountain range to the north of Agua Rica tends to be drier than the immediate area around the project site and also towards the south where olives are intensively cultivated around Andalgalá.  Annual precipitation is in the order of 300 mm, with the highest rainfall occurring in January (114 mm measured in Quebrada Minas in 1996).  The warmest months are December and January (approximately 30°C) while in the winter months of June, July, and August the temperatures can fall to below 0°C at higher elevations.

Access to the site is via the principal road developed by the Joint Venture to service its exploration programs.  This routing follows the Potrero valley northwards to the site from Andalgalá over a distance of some 20 kms.  An alternative routing via the town of Capillitas to the north of the project site is more circuitous and is longer in both distance and time.

Andalgalá is a town of some 11,000 inhabitants and serves as the local centre for agriculture in the area, principally the cultivation of olives and walnuts.  The town provides adequate facilities for small commercial businesses, automobile shops, some fabrication, small hotels, schools, and a hospital.

History

Since the early 1900s, the mining of copper and the semi-precious stone rhodochrosite has been recorded from the region around Agua Rica from several small-scale, artesanal mines, principally at Capillitas immediately to the west of the project site.  Activities at Agua Rica itself date back to the period 1959-1965 when a restricted area known as Mi Vida was explored around Quebrada Minas and three small adits were driven.

The first systematic exploration work at Agua Rica dates back to the early 1970s when Compañia Cities Services Argentina S.A. ("Cities Services") examined the property (known at that time as Mi Vida) and completed several drillholes from pads located at the lower elevations of the geological sequence, i.e.  close and adjacent to Quebrada Minas.  While Cities Services recognised the significant potential for a porphyry type of copper occurrence, other aspects such as the epithermal “overprint” carrying precious metals and the potential for supergene enrichment at higher elevations was not fully appreciated, and so little follow-up work was carried out.  By the late 1970s, the property had reverted back to its original Argentine owner, Recursos Americanos Argentinos S.A.  (“RAA”).

In the early 1990s, RAA optioned the property to BHP on the basis of 30% RAA, and 70% BHP.  Also at that time, the Issuer concluded an agreement with RAA to acquire a majority share of its exploration holdings throughout Argentina, including Agua Rica, and in this way the Issuer became BHP’s joint venture partner in the subsequent extensive exploration of the property from 1994 until late 1998.  During this period, the Joint Venture carried out a series of field programs including basic mapping, geochemical (rock chip) sampling, and geophysics from which the larger potential of the property was recognised, particularly related to zones of secondary enrichment and evidence pointing to a post-porphyry epithermal stage of precious metals mineralization.

By 1995, a major program of diamond drilling was underway together with more detailed mapping and surface sampling, aerial photography for generation of accurate topography, metallurgical testwork principally at BHP’s Reno laboratory, geophysical investigations to identify locations for the supply of water for a future mining and milling operation, plus various work programs to examine technical issues to support an Initial Feasibility Study of the project in 1997 (the “IFS”).

In 1997, the Joint Venture completed the IFS on the basis of an Inverse Distance Squared “103-hole resource model” in which two open pit options, one at 60,000 tpd and the other at 120,000 tpd, were investigated.  The IFS was subsequently updated in 1998 (the kriged “150-hole model”) and again in 1999 (the “176-hole model”).  This latest 176-hole model (using Indicator Kriging) comprises all of the drilling information available on the property.  A summary of these principal resource estimates is provided as follows (all at a 0.40% Cu cutoff grade):

Model	Date	Measured & Indicated Resource					Inferred
		Mt	Cu %	Mo %	Au g/t	Ag g/t	Mt	Cu %	Mo %	Au g/t	Ag g/t
103-Model	02/1997	772	0.61	0.034	0.24	3.2	80	0.61	0.034	0.24	3.2
150-Model	01/1998	678	0.64	0.037	0.24	2.7	72	0.43	0.044	0.15	2.4
176-Model	03/1999	592	0.60	0.033	0.23	3.3	148	0.60	0.033	0.23	3.3

Source: Joint Venture Report, March 1999

In 1999, the Joint Venture halted field exploration activities at Agua Rica and no additional work of any significance has taken place since that time.

NI 43-101 establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects including the requirement that mineral resources and mineral reserve estimates be based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on August 20, 2000 ("CIM 2000").  CIM 2000 also requires separate disclosure of mineral resources and mineral reserves.  The Agua Rica resource and reserve estimates were prepared by BHP prior to the implementation of NI 43-101 and the adoption of the CIM 2000, and more current data as to the reserve and resource estimates is not available to the Issuer.  BHP's resource and reserve estimates respecting Agua Rica were prepared in accordance with the 1995 Australasian Code for Reporting of Mineral Resources and Ore Reserves ("JORC 1995"), which was appropriate under the rules in effect at the time these estimates were prepared.  If the proven and probable reserves estimates for Agua Rica had been calculated and combined under CIM 2000, there would not be any significant difference between this total and the combined proven and probable reserve figures determined by BHP in accordance with JORC 1995.

Geological Setting

Agua Rica lies to the east of, and is spatially related to, the prominent Farallón Negro Volcanic Complex covering 700 km2 and hosting the producing Alumbrera Mine.  At a regional and tectonic scale, this complex sits between the high mountainous plateau of the Puna to the northwest and the basin and range province of Sierras Pampeanas, of which the Sierra de Aconquija is one example.  Within the Farallón Complex and its immediate vicinity, several metalliferous occurrences have now been exposed including Alumbrera and Agua Rica, other porphyry types such as Cerro Atajo and Bajo del Durazano, as well as smaller polymetallic and gold/silver vein deposits.

The main unit of the Farallón complex is a series of volcanic breccias with related basalts, basaltic andesites, and dacites, all representing elements of a strato-volcanic complex that has been deeply eroded.  Agua Rica lies on the flank of this ancient strato-volcano (8.5 to 5.5 million years before present) and compared to the Alumbrera complex has no major extrusive units present.

The geological setting of Agua Rica and the principal mineralogy/rock types includes:

  meta-sedimentary  rocks of the Sierra Aconquija Complex (country rocks);

  locally minor outcrops of granites or granitoid stocks of Ordovician age;

  a series of Tertiary intrusives notably early, weakly-mineralized Melcho intrusives;

  two irregular bodies of feldspar porphyry that form the main host for porphyry copper mineralization;

  various distal porphyries interpreted as late-stage events of no economic significance;

  several types and generations of hydrothermal breccia related to epithermal precious metal mineralization that overprinted the earlier copper-molybdenum stage.

Significant structural deformation and movement has been recorded at Agua Rica, principally related to the prominent fault zone now occupied by the Quebrada Minas creek that is believed to have formed the locus and zone of weakness for intrusion of the porphyry stocks.  Low-angle reverse faulting is believed to have contributed to thickening of leached zones particularly on the west of the deposit, while to the east  (Trampeadero), north-south faulting has promoted deep leaching at a local scale.

Rapid uplifting, “unroofing”, intrusion of breccias, and subsequent erosion are believed to have been the principal factors in the genesis of the varied primary and secondary enriched mineralization at Agua Rica.

Deposit Types

During exploration of the deposit, BHP and the Issuer’s geologists identified several different ore types at Agua Rica that were formalised into a classification system for block modelling and resource estimation.  In general terms, these ore types fall within three main categories that in turn can be related to the evolutionary history of mineralization on the property, the interpreted geological model, and the style of the mineralization:

Stage 1:

early porphyry mineralization associated with the Seca and Trampeadero porphyries: quartz stockwork and disseminations of pyrite, molybdenite, chalcopyrite, and rare bornite and pyrrhotite;

Stage 2:

an overprinting epithermal event carrying precious metals and copper sulphosalts and best exemplified in the central Quebrada Minas breccia body that separates the Seca and Trampeadero porphyries, and in the Trampeadero porphyry itself;

Stage 3:

supergene enrichment of hypogene copper mineralization forming an extensive blanket of higher copper values, now partially eroded into remnants on both sides of Quebrada Minas.

These three stages and deposit types form the basis for Agua Rica’s resource and are found within three principal zones, namely Seca Norte on the east and Trampeadero on the west with Quebrada Minas breccia in the centre, all combining to form an elongated zone measuring approximately 2.75 kms long (east-west) by approximately 2.5 km wide (north-south).  The principal characteristics of these three bodies are summarised as follows:

Seca Norte:

an enriched porphyry sequence of Cu-Mo-Au, with a core rich in Cu-Mo flanked by a haloe of Mo to the south and west.  In area, measures approximately 400 m by 400 m over a vertical interval of approximately 500 m (level 3,400 m to below 2,950 m);

Quebrada Minas:

dominated by epithermal sulphides within a funnel-shaped hydrothermal breccia unit that formed the conduit for deep-seated hydrothermal fluids.  Outcrops in Quebrada Minas measure approximately 300 m by 300 m between approximately level 3,000 m to approximately 2,500 m;

Trampeadero:

forming the eastern third of the deposit, displays both epithermal and porphyry styles of mineralization.  Occurs over a vertical interval of 300 m as an elongated unit 500 m east-west by 400 m north-south.

Ore types at Agua Rica have been formalized by BHP and the Issuer into a classification system that reflects both mineralogy and metallurgy.  Classifications in the latest, 176-hole geological model are based principally on:

  contaminant elements, principally on the basis of the As-bearing mineral, enargite;

  mineralogy: for example primary and secondary copper minerals mineralogical texture: for example, coarse versus finer-grained covellite;

  alteration: based on variations in clay facies alteration products.

Major “Dirty” Ore Types: occur principally in the Trampeadero and Quebrada Minas zones with dominant mineralogy consisting of covellite, chalcocite, digenite, and enargite with minor sphalerite and galena, and abundant molybdenite locally (for example on the eastern fringe of the zone);

Major “Clean” Ore Types: generally confined to the Seca porphyry unit: covellite, chalcocite, chalcopyrite, and digenite.  Locally abundant molybdenite.

These two ore types comprise over 80% of the mineralization at Agua Rica with the balance made up of minor “clean” and “dirty” ore types within the three mineralized zones.

Exploration

Agua Rica has been explored through the sequential and systematic application of exploration programs involving basic mapping and sampling at the earlier stages, through more detailed investigations using ground geophysics and geochemistry, to a drilling campaign of 176 diamond drill holes and underground bulk sampling to confirm grade and provide material for metallurgical testwork.

The principal programs and the relevant results can be summarised as follows:

  Cities Services (1970-1972): geological mapping, alteration studies, rock geochemistry, and diamond drilling with helicopter access aimed at a copper-porphyry target at the lower elevations in the Quebrada Minas and southern flank of the property;

  the Joint Venture: originally involving RAA prior to its acquisition in 1995, this comprehensive exploration involved a 5-year period of geological mapping and rock geochemistry, a regional BLEG survey, an aerial photographic survey, a regional airborne magnetic/radiometric survey, and a total of 176 diamond drill holes completed over the period 1994 through 1998.  At an early stage of the Joint Venture, the work programs were based on recognition that Agua Rica offered greater exploration potential than the early work had indicated, principally the occurrence of blankets of secondary enrichment at the higher elevations of the property on the Seca and Trampeadero sides of Quebrada Minas, and the importance of a later epithermal over-printing event with associated precious metal mineralization.  During this period, an extensive network of drill roads was developed to the highest levels of the mineral system.

The 1993-1998 exploration at Agua Rica was completed by BHP as the operator of the Joint Venture, and involved both BHP staff and contractors for specific field programs such as geophysics, drilling, and underground bulk sampling.  Hatch believes that these work programs have been carried out to industry standards, and that the information generated provides a reliable database for resource estimation and evaluation of the production potential of the property.

Drilling

Drilling was carried out at Agua Rica between 1992 and 1998 in four campaigns:

1)

Cities Services (1972-73): 7,927 m in 38 holes of less than 200 m in length successfully intercepted porphyry-style mineralization; however, owing to poor recovery and the small size of the core (BX and AX), the assay results were not used in the subsequent resource estimates of the Joint Venture;

2)

Joint Venture, Phase 1 (1994/95): 14,802 m in 39 holes to depths of approximately 450 m were completed by the contractor Boytec (Chile) using HXWL and NXWL diamond core;

3)

Joint Venture, Phase 2 (1996): 26,995 m of HXWL and NXWL diamond core completed in 64 vertical and inclined drillholes of up to 700 m by a combination of contractors including Connors, Perfoeste, and Boytec;

4)

Joint Venture, Phase 3 (1997-98): the final phase of diamond drilling on the property totalled approximately 23,000 m for an accumulated total of approximately 65,000 m for the Joint Venture.

In all of the Joint Venture programs, core recovery was typically in the 80-90% range, and all holes were surveyed by down-the-hole instruments.  The later phases of the drilling included holes specifically for geotechnical evaluation of the ground conditions for a future open pit operation.

The Phase 2 and 3 programs were designed to drill off the property on 100 m north-south sections across the east-west trend of the mineralization.

Sampling Method and Approach

The Joint Venture’s sampling programs have followed the following general methodologies:

  standard 2 m core samples sawn in half at site, with one half being returned to the core box and the other bagged for sample preparation (in later stages, core shipped to Andalgalá for preparation);

  logging by qualified geologists recorded an extensive data set of observations and measurements including lithology, alteration mineralogy, sulphide/oxide mineralogy, sulphide percentages, structural features, veining, and iron oxide characteristics;

  geotechnical data collected by qualified technicians included RQD and fracture frequency by 2 m core intervals for use in subsequent geotechnical studies into open pit and underground mining;

  all core was routinely photographed before geological and geotechnical logging took place;

  all data collected through the logging procedures has been computerized.

All sample preparation and assaying was completed by industry standard laboratories such as Bondar Clegg (early programs) and by SGS for the later programs.

The drilling and sampling programs covered the entire extent of known mineralization on the property both laterally and vertically, and provide a reliable basis for understanding the distribution of mineralization and variations with rock type, alteration, etc.  In the central core of the deposit (Quebrada Minas), some deep holes to +700 m below surface elevation were stopped before reaching the limits of the mineralization.

Sample Preparation, Analysis and Security

Two different sample preparation protocols have been used at Agua Rica:

  Holes AR-1 to AR-39: at a sample prep facility supervised by Bondar Clegg in Coquimbo, Chile, samples were crushed entire 2 m half-core to approximately 60% passing –8 mesh, with a further step of pulverizing of a 1/8 or 1/16 split to 150 mesh (30g).  Assaying completed by Bondar Clegg in La Serena, Chile, using fire assaying for Au an multi-acid digestion for AA assaying of Ag, Cu, Pb, Zn, Mo, and As;

  Holes AR-40 through the end of the drill programs (i.e., the bulk of the drilling programs): core samples crushed under the supervision of the company SGS to produce a sub-sample at 150 mesh (30g).  Sample preparation in Mendoza, Argentina, with assaying by SGS, Santiago, Chile, using fire assaying for Au (50g) aqua regia digestion for AA analysis of Ag, Cu, Mo, Pb, Zn, As, Sb, and Fe.

In addition to assaying for contained metal values, density determinations are available for over 2,000 core samples collected from the drill programs.  This data was collected from dried whole-core using the caliper method, and classified by lithology and mineralogy.  In general, density increases with increasing Fe, Cu, Zn, and Pb content reflecting the sulphide content.  For block modeling and resource estimation, a density value was calculated for each rock type from this base data.

Approximately 5% of the drill samples were randomly selected for check assaying at independent laboratories, as follows:

  early drilling (AR-1 through AR-39)

  primary laboratory: Bondar-Clegg, La Serena, Chile

  check laboratories: Chemex (Toronto) and Acme (Vancouver)

  later drilling (after AR-40)

  primary lab: SGS, Santiago, Chile

  check labs: Bondar-Clegg (Chile), Chemex (Toronto), and Acme (Vancouver)

BHP’s standards program consisted of selecting pulps with less than a 10% relative difference from the four check laboratories, and inserting these pulps in the sample stream as their standards.

The results from these QA/QC procedures are discussed below.

Data Verification

Results of QA/QC Programs

In early 1998, Mineral Resources Development, Inc. (“MRDI”) was contracted by BHP to audit the sample and assaying QA/QC procedures employed by the Joint Venture during its drilling programs at Agua Rica.  This audit arose from statistical evaluation of the check assay results in 1997 indicating a relative low bias of 6% in copper assays from the primary SGS, Santiago laboratory compared to the check assay results at Chemex and Acme (using median values):

Average of Copper Results for 1,245 samples (ppm)

	Bondar-Clegg	SGS	Chemex	Acme	Average of Median
Mean	3,485	3,350	3,676	3,628	3,564
Mean-Median/Median	2.2%	6.0%	3.1%	1.8%

(Source: MRDI, January 1998)

Good agreement between assays for both Au and Mo were noted by MRDI during its audit.  With respect to the copper bias, MRDI concluded in its report of January 1998:

“…MRDI found BHP’s practices meet or exceed those found in the mining industry, excepting that the recently instituted check assaying program indicated a low bias exists in copper assays performed by SGS, Santiago; the relative difference compared to check assay results is estimated to be 6 relative percent.  While the bias is conservative, inasmuch as copper is under-estimated, differences greater than 5 relative percent may effect mine planning, reserve estimation, and net present value; at a minimum, selective re-assaying is warranted.”

However the statistical analysis of the check assay results by Cu grade also showed that the greatest inter-laboratory differences occurred at low copper grades of less than 0.05% Cu, and hence would not have a significant impact on resource calculations.  Nevertheless, an additional check assaying program was undertaken by BHP in 1998, selecting those samples that had returned significant (+/-20%) differences between the primary and the three original check laboratories for shipment and assaying at Chemex Laboratories in Vancouver.  This involved some 1,700 samples and replacement of the re-assayed Chemex assays in the Agua Rica assay database used for the 176-hole resource model (the latest and most up-to-date resource for the property).  Comparisons of these Chemex results versus three independent check labs were as follows:

Average of Copper Results from re-assay program (ppm)

	Bondar-Clegg	SGS	Chemex	Acme	Average of Median
Mean	4,693	4,571	4,812	4,804	4,720

(Source: BHP memorandum, June 1998)

An additional, more detailed audit of the check assaying procedures at Agua Rica was completed in mid-1999 by Pincock, Allen & Holt (“PAH”).  In their report, PAH concluded that the check error rates were within industry standards, that the amount of cross-lab checking was “good” to “excellent”, and that the assay database was suitable for a feasibility-level study.

Hatch concludes that any bias in copper assaying was adequately addressed through the 1998 re-assay program, and that therefore the database used for the latest 176-hole geological and resource model is sufficiently reliable within industry standards of resource reporting.

Bulk Sampling Program, 1998

In late 1998, two underground adits with a combined length of 350 m were driven for the purposes of collecting metallurgical samples of different ore types and for grade confirmation.  The two adits, one at Trampeadero side (250 m) and the other at Seca (100 m), were driven by the contractor Redpath Más Errazuriz over a period of 58 days during which four bulk samples were collected and shipped to the Mintek metallurgical plant in Johannesburg, South Africa.

Since the adits were driven horizontally along two pilot drillholes, a detailed comparison of the original assay results could be made against wall and face channel samples and muck samples, all of which were taken on a round-by-round basis.  Average comparisons of the drillhole values (“DDH”) versus the bulk sampling face channels taken round by round (“Faces”) provide additional support for the reliability of the drill data used for resource estimation:

		Cu %	Mo %	Au g/t	Ag g/t	Length (m)
SECA	DDH	0.53	0.022	0.41	0.88	100
	Face	0.53	0.024	0.37	1.30
TRAMPEADERO	DDH	0.95	0.094	0.15	6.01	250
	Face	1.10	0.090	0.203	9.24

Adjacent Properties

Approximately 20 kms to the west of Agua Rica, the Issuer holds an interest in a central portion of the Cerro Atajo copper property which forms a prominent gossan zone on the southwest facing slopes of the Aconquija range of mountains.  During the 1990s, the Joint Venture explored and sampled an area of 15 km2 around Cerro Atajo identifying a 1100 m by 600 m zone of vuggy silica, alunite, quartz and clay alteration centred over a swarm of dacite porphyry dykes with a peripheral zone of less intense alteration.  Although no fresh sulphides can be seen at surface, mineralization reported from drilling by Placer Ltd in the 1970s records occurrences of pyrite, chalcopyrite, tetrahedrite, and chalcocite.  Copper oxides are common at surface within the propyllitically altered volcanics at their contact with quartz-sericite altered vein zones.  A total of 456 rock chip samples were collected by the Joint Venture and returned elevated values in the central quartz-alunite zone in Au (20-76 ppb), Pb (150-1000 ppm), and Mo (10-21 ppm).  The Joint Venture concluded from its field work that the alteration and geochemical zoning at Cerro Atajo suggests the presence of a large porphyry stock at depth, and possibly porphyry-style mineralization.

The Alumbrera Mine is approximately 34 kms to the west of Agua Rica.  The Alumbrera Mine is operated by MAA, a joint venture between Xstrata (50%), Wheaton (37.5%), and the Issuer (12.5%), with Xstrata acting as manager of the mine.   At the date of the Report MIM Holding Limited owned the 50% interest now owned by Xstrata.  Since the date of the Report, the Issuer and Wheaton have acquired the Billiton BHP interest.  See “Alumbrera Acquisition”.

Alumbrera was originally discovered, explored, and studied by various parties in the 1960s and 1970s, but it was not until the 1990s that the property reached the production stage after MIM acquired the Canadian company Musto International which had completed a final program of drilling at the site.  Following a construction period of approximately 3 years and expenditures of US$1.3 billion (a 32% over-run), the mine went into production at a rate of 80,000 tpd in early 1998.  For the year to June 2002, the operation mined and processed 29.5 mt of ore grading 0.74% Cu and 1.04 Au g/t.

Alumbrera lies in the same general geological setting as Agua Rica but closer to the center of the regional Farallón Negro volcanic complex.  It is a typical copper porphyry deposit with 2002 Proved and Probable open pit reserves stated by MIM at 372 mt at 0.53% Cu and 0.61 Au g/t.

Mineral Processing & Metallurgical Testing

Introduction

The mineral processing program for the Agua Rica ore body was conducted in three phases to identify the mineralogy and metallurgy of the ore to provide data for engineering studies.

The initial scoping type testwork was conducted as Phase 1 in 1997 at BHP’s Center for Minerals Technology and led to a flowsheet design and a feasibility study.  The testwork investigated the mineralogy of the ore and its mineral processing characteristics, particularly with regards to its amenability to grinding, flotation, liquid-solid separation and dewatering.

This work was followed by more detailed Phases 2 and 3 test programs in 1999 whereby the operating parameters were confirmed and optimized.  The programs further investigated the ore mineralogy and concentrate recovery through batch, locked-cycle and pilot plant grinding and flotation.  The test campaigns identified the processing parameters required in each unit operation for a technically viable operation to produce marketable concentrates.  These programs were completed by the major facilities, Mintek and Lakefield Research, who are recognized specialists in the mineral processing industry.

Mineralogy

The Agua Rica ore occurs in the Quebrada Minas, Quebrada Seca Norte and Trampeadero regions.  During Phase 1, the major copper minerals were identified to be chalcocite, covellite, digenite, chalcopyrite and bornite.  The occurrences of mineral combinations depends on the region of deposit.  For example, fine chalcocite-covellite-digenite occurs in Quebrada Seca Norte and Trampeadero regions, while coarse covellite occurs in Quebrada Minas region.

In Phase 2, the geology of the ore body was redefined.  As a result, the ore was classified into six types or composites for metallurgical testing.  These represent 80% of the deposit according to the major copper mineralogy and contained minor elements, such as lead, zinc, arsenic and sulphur, that affect concentrate grades.  Metallurgical testing was conducted on drill core rejects to determine the set of processing conditions that will produce acceptable concentrate grades from the range of ores.

Grinding

In the initial 1997 Phase 1 study, Bond Ball and Rod Mill Work Indices and Minnovex SAG Power Indices were examined to estimate the milling characteristics and power requirements.  This was investigated further and confirmed in Phases 2 and 3 on more representative composites of the ore.

Generally, the ore is softer than typical porphyry copper ores and covers a range of hardness which may be due to the clay content.  The average Ball Mill Work Index of 12 kWh/t was used in the engineering study.

Flotation

The Phase 1 scoping work in 1997 evaluated grind and reagent scheme against rougher flotation performance in terms of kinetics, residence time, and copper recovery.  It was established that the optimum grind was 80% passing 150 microns.  The conditions identified produced a copper rougher recovery of 89.5%.  Preliminary tests on molybdenum and gold recoveries were below expectations.

Phase 2 built on Phase 1 work by conducting locked cycle testwork which gave improved recoveries for copper by 5% and molybdenum by 10% using revised reagent schemes and a regrinding circuit.

For Phase 3, pilot plant campaigns, based on the conditions determined in Phase 2 locked cycle tests, were run on two samples representing the feed ore for the first 5 years of operation to explore several possible flowsheet modifications and confirm the reagent schemes developed in Phase 2.  The results were an improvement over Phase 2 and showed that approximately 90% of the copper could be recovered in a concentrate at 45% Cu grade.  These are higher than the design criteria of 86% recovery and 30% Cu grade used in the 1997 initial feasibility study.

Pilot plant tests showed that a separate marketable molybdenum concentrate could potentially be produced.  The pilot plant yielded an overall molybdenum recovery of 52% to a concentrate grading 55% Mo.  Compared with the 1997 design criteria, the grade was improved by 5% at the expense of recovery which decreased from 65%.  A marketable concentrate requires a minimum grade of 50% Mo.

Gold recovery to final copper concentrate was low at 55% to 59% and was attributed to its occurrence with pyrite which was rejected to tailings.

A significant change in Phase 3 was the elimination of cyanide addition for pyrite depression.  Proper and consistent pH control rather than cyanide was found to be effective for pyrite separation from copper.

The pilot plant work also raised a concern on potential high bismuth and fluorine contamination of the concentrate.  This was not observed in the earlier work phases.

Thickening and Filtration

Thickening and filtration tests were conducted by vendors on concentrate and tailings generated in Phase 3 pilot plant operation.  The concentrate slurry had a stable froth which presented difficulties to settling.  Tailings could be settled with moderate amounts of flocculant.  Pressure filtration was more effective than ceramic disc filtration on the concentrate.

Recommendations

The pilot plant campaigns demonstrated a possible flowsheet for the recovery of copper and molybdenum concentrates.  Further optimization work was recommended particularly to improve molybdenite recovery and gold recovery by separation from pyrite.

Mineral Resource & Reserve Estimates

Resource Estimates

The principal resource estimates generated by the Joint Venture over the period 1994 through 1998 and 1999 have been:

  February 1997: a “103-hole block model” used for the “Initial Feasibility Study” or “1997 IFS” (Inverse Distance Squared method, or ID2);

  January 1998: a “150-hole model” (an updated version of the 103-hole model, also estimated by ID2 and Ordinary Kriging);

  March 1999: based on all 176 holes drilled on the property and a revised classification of ore types described earlier in this report, a kriged block model was generated and used as the basis for an updated Initial Feasibility Study completed in July 1999 (the “176-hole model”).  This kriged model was a joint effort between BHP and the Issuer and a geostatistical specialist, Isaaks & Company.

All of the resource estimation procedures applied in the generation of the block models since 1997 followed consistent, industry-standard methodologies and incorporated substantial geological inputs for zone interpretation, and modelling of the various ore types identified on the property.

The following table summarises the 150-hole resource model for Agua Rica:

Agua Rica Resource Estimates, March 1999 (150-Hole Model)

MEASURED RESOURCE						INDICATED RESOURCE
Cut-off %CU	Mt	Cu %	Mo %	Au g/t	Ag g/t	Cut-off %CU	Mt	Ct %	Mo %	Au g/t	Ag g/t
0.20	898	0.51	0.032	0.21	1.7	0.20	431	0.37	0.031	0.16	3.1
0.40	522	0.67	0.036	0.25	2.4	0.40	156	0.52	0.038	0.21	3.5
0.70	154	1.00	0.036	0.32	3.1	0.7	11	0.83	0.039	0.32	4.1

INFERRED RESOURCE						MEASURED + INDICATED
Cut-off % CU	Mt	Cu %	Mo %	Au g/t	Ag g/t	Cut-off % CU	Mt	Ct %	Mo %	Au g/t	Ag g/t
0.20	385	0.32	0.031	0.11	2.5	0.20	1,329	0.46	0.032	0.14	2.2
0.40	72	0.49	0.044	0.15	2.4	0.40	678	0.64	0.037	0.24	2.7
0.70	2	0.80	0.032	0.35	3.0	0.7	165	0.99	0.036	0.32	3.2

(Source: Joint Venture)

Mineral Reserves

On the basis of the 150-hole resource model, pit optimization studies were completed using the Meds System Lerchs-Grossman method (the “Dipper” and “Stripper” modules of Meds).  The principal input parameters to the pit optimization studies were as follows:

Input Parameters

Input Item, 1998	Unit	Value
Prices
Copper	US$/lb	$0.95
Gold	US$/oz	$350
Silver	US$/oz	$4.50
Molybdenum	US$/lb	$3.50
Mill Production Rate	Tpd	68,000
Metallurgical Recoveries
Copper		85
Gold	All %	46
Silver		60
Molybdenum		70
Internal Cut Off Grade (years 1-12)	Cu	0.40%

Input Item, 1998	Unit	Value
Operating Costs:
Mining, Fixed	US$/t moved	$0.65
Incremental mining cost by bench	US$/t moved	$0.01
Process	US$/t milled	$3.00
G&A	US$/t milled	$0.90
Concentrate Transportation	US$/t con	$47
TCRCs	US$/lb metal	$0.24/lb Cu
		$6 / oz Au
		$0.45 / oz Ag
Royalties	%	3%
Pit Slopes, 3 sectors:
Bench Height	m	15
Face Angle	degree	60
Catch Berms, every 180 m	n	30 m
Haul Road	m	36
Benching	double	30 m
Minimum pushback width	m	75 m
Dilution & Loss:	Included in 15 m bench composites

In generating the optimum pit shells, only the Measured and Indicated resource blocks were allowed to generate revenue, the Inferred blocks being assigned as waste with zero values.  Furthermore, no block less than 0.40% Cu was allowed to generate revenue in the net value calculations of the optimization routines (i.e., the external cutoff grade).  In order to speed up the optimization procedure, the 25 m by 25 m by 15 m resource model blocks were re-blocked to 50 m by 50 m by 15 m.

Optimization of the pit was based on net value calculations to take into account the multiple elements present in the deposit and a block-by-block calculation of total payable value from all the elements, less operating costs, including treatment and smelting costs, provided that the block had at least 0.40% Cu.  The Lerchs-Grossman routine calculates the maximum profit pit incorporating the Net Values for all blocks in the model.  Waste blocks generate negative dollar value equivalent to the mining costs multiplied by block tonnage.  Through an iterative process, a maximum, undiscounted net dollar value is obtained.

Within the ultimate pit design, improved economic results were evaluated by applying varying copper prices from $0.70 per lb to $0.90 per lb to produce a series of pit phases.  After mine planning to allow for haul roads by phase and by bench, the following combined Proven and Probable Mineral Reserves were obtained:

Agua Rica Proven & Probable Reserves, 68k Case (0.40% Cu Cutoff Grade) 1998

	Proven & Probable					Waste Mt	W/O
	Mt	Cu %	Mo %	Au g/t	Ag g/t
TOTALS	516.6	0.64	0.033	0.27	4.1	1,109	2.15

Source: Joint Venture 68k Production Report, 1998

In the mine planning and scheduling of these reserves, lower grade material below the 0.40% Cu internal cutoff was stockpiled and retrieved during the latter years of the 22-year mine life.

Additional Information for Development Properties

Open Pit Mining

The basis of the Joint Venture’s open pit mining plan was a large-scale truck-and-shovel operation operating at 68,000 tpd over 350 days per year on two shifts.  An initial access and development fleet of 218t trucks and hydraulic shovels was scheduled for the initial two years of pre-production to remove approximately 30 mt to expose the Seca and Trampeadero deposits.  Once in production, high material movements averaging over 350,000 tpd (ore and waste) in the first 10 years of the operation would be met through a combination of large rope shovels, hydraulic shovels, and a 20-24 unit fleet of 218t trucks An auxiliary fleet of tracked and wheel dozers and other support equipment was also included in the Joint Venture’s mine plan.  Haul truck cycles were derived for all pit benches by mining phase and input to the Meds System scheduling module.

Underground Mining Alternatives

In the late 1990s, the Joint Venture carried out a study into an underground Block Caving approach to the Agua Rica deposit.  The method is capable of high rates of production and relies principally on natural gravity for both fragmentation of the caving ore, and for materials handling of the broken ore as it passes vertically down through a series of raises to a central haulage system.  The method has been extensively applied for many years in the Chilean porphyry copper deposits, either as a traditional “grizzly” method or the more modern “zanja y calle” methods using LHD equipment.

Unlike many block cave situations that are accessed via vertical shaft systems for both ore handling and services, the higher grade zones at Seca and Trampeadero can easily be targeted and accessed from the sides of the Quebrada Minas valley thus avoiding a costly and lengthy development period prior to start-up.  Other advantages of a block caving approach would be:

  the method does not require handling of ARD waste disposal on surface;

  rapid access and reduced start-up time compared to open pit approach;

  significant savings in capital costs compared to open pit mining;

  since the ore zones can be accessed from adits, no vertical hoisting of material would be required, and an efficient ventilation system would be possible.

Through a geotechnical consulting firm in Santiago, Chile (Ingeroc Ltda.), the caving parameters were established from an analysis of the RQD and Rock Mass Ratings of the Agua Rica ground from which it was concluded that block caving is geotechnically feasible, and that a drawpoint spacing of between 9 m by 9 m for Seca and 10 m by 12 m for Trampeadero would produce optimum caving conditions.

Using the Block Caving modules of Meds System, a Single Lift and Double Lift option were evaluated using the following input parameters:

Input Parameters

	Input Item	Unit	Value
	Prices
	Copper	US$/lb	$0.90
	Gold	US$/oz	$350
	Silver	US$/oz	$5.00
	Molybdenum	US$/lb	$4.00
	Mill Production Rate	Tpd	50,000
	Cutoff Grade	%	0.40%
Metallurgical Recoveries	Copper	all %	85
	Gold		45
	Silver		68
	Molybdenum		48
	Operating Costs:
	Mining	US$/t	$3.00
	Process, G&A	US$/t	$4.00
	Development	US$/t	$0.50
	TCRCs	US$/t	$0.71
	Cu	US$/lb	$0.24
	Royalty	%	3%

Based on a Two Lift option with a First Lift established at the 3105 m elevation and a Second Lift at the 2,940 m elevation, a Proven & Probable Reserve was derived as follows:

50k Block Cave, Proven & Probable Reserve
Mine Life Years	Mt	Cu %	Mo %	Au g/t	Ag g/t
23	410.7	0.63	0.038	0.26	3.52

Below the 2,940 m elevation, an additional Inferred Resource of 210 mt at 0.54% Cu, 0.037% Mo, 0.27 Au g/t, and 3.3 Ag g/t offers the possibility of extending the block cave to a Third Lift (approximately 10 years of additional production).

Processing

Introduction

A process flowsheet has been developed from the three phases of testwork, particularly the pilot plant campaigns, based on a conventional sulphide concentrator.  The plant will include a grinding circuit utilizing SAG and ball milling, flotation and dewatering circuits.  Separate copper and molybdenum concentrates will be produced.

Process Description

Based on the 1997 feasibility study, the process plant for the Agua Rica Project will be similar to a typical porphyry copper plant, except for the addition of a molybdenum recovery circuit.  The required reagents are standard commercial products which are readily available.

Agua Rica ore will be crushed in a single-stage primary crusher then conveyed to the mill site.  The ore will be ground through a SAG mill-Ball mill circuit before feeding the copper flotation circuit.

Ground ore will be fed to copper rougher flotation.  The rougher concentrate will be reground then upgraded in three stages of cleaning.  Both the rougher and first stage cleaner will operate in open circuit with the combined tailings going to the tailings thickener.  The concentrate from the first cleaner will be upgraded in the second and third stage cleaners operating in closed circuit to produce a bulk copper concentrate which will contain molybdenum.

The bulk copper concentrate will be processed in the molybdenum flotation circuit consisting of rougher flotation, a regrind, followed by five stages of cleaning to produce a final copper concentrate and a molybdenum concentrate.

Both the final copper and molybdenum concentrates will be thickened then filtered.  The copper  and molybdenum concentrates will be filtered in-plant.  Copper concentrate will be truck hauled to the Belgrano railhead at Chumbicha and railed to the port.  Molybdenum concentrate will be truck hauled to a regional smelter facility.

Process Equipment

Standard industry proven equipment has been proposed for the plant.  Some new technologies, outlined below, have been developed since the 1997 feasibility study and should be evaluated for possible enhancement of the metallurgical performance.

There have been improvements to flotation cell design, such as the Jameson cell and column cell, for increased recovery through flotation of fine mineral particles.  These might be applicable to Agua Rica to minimize losses of fine copper minerals to tailings as observed in the testwork.

Deaerators, such as the Outokumpu FrothBusters, are available to disengage air from the concentrate slurry prior to settling.  These might overcome the settling difficulties observed in the pilot plant work to improve settling and overflow clarity.  This has the potential of reducing the thickener capacity.  In addition, various thickener designs such as the high capacity and E-CAT designs should be investigated for possible reduction in capacity requirements and improved overall operation and costs.

Infrastructure

The infrastructure requirements for a standalone concentrator for the Agua Rica Project as described in the 1997 IFS document include the following facilities:

  Minesite and plantsite access roads from Andalgalá, approximately 28 km long.  The area terrain is very rugged and there are opportunities to optimize the routing, particularly using the Potrero valley.

  A 20 km long overland conveyor system to transport ore from the minesite to the plantsite, including a 4 km long tunnel and a conveyor routing tracking the access road.  The conveyor is regenerative.

  Tailings dam located at La Isla on the valley floor and approximately 28km south of the plantsite, with reclaim water system.

  Power supply provided by a local utility company, tapped off from an existing 132kV transmission line feeding Andalgalá.

  Fresh water supply provided by a series of well fields located on the valley floor, south of the plantsite.  These have still to be confirmed.

  On site maintenance/warehouse, truckshop, administration and laboratory buildings, fuel storage and distribution, water distribution and fire protection and sewage treatment facilities.

  Concentrate filter plant including storage tanks, pressure filters, clarifiers and truck weigh scale.

  Upgrade to existing port facilities, including railcar unloading station, concentrate storage and reclaim facilities to tie into existing ship loading equipment.

No camp accommodation is provided, as personnel will be bussed to the plant and mine site from Andalgalá.

Financial Analysis

In completing their report, Hatch examined several studies completed by the Joint Venture.  The 1997 IFS completed by the Joint Venture was based on open pit options of 60,000 tpd and 120,000 tpd feeding concentrators at two alternative locations.  In 1999, this study was reviewed by Minproc who suggested a number of improvements to reduce capital costs.  Around the same time, a scoping level study into an alternative underground mining scheme (the block cave) was completed in 1998.  Also in 1999, BHP evaluated a 68,000 tpd open pit option with an alternative plant site.  Bechtel then completed a scoping level study of an overland conveyor system for the revised Agua Rica plant site location.  In the period from December 2001 to June 2002, the Argentine peso underwent rapid devaluation, which has had a significant effect in reducing local costs (ie, in pesos).

For the financials in its report, Hatch examined a standalone case of an open pit and concentrator combination processing 68,000 tpd of ore (the 68k Case).  Cost inputs for this financial evaluation have been taken from information developed in the earlier Joint Venture studies, adjusted and updated for current cost and exchange conditions in Argentina.

Capital and Operating Cost Estimates

Capital and operating cost estimates for the updated Hatch 68k Case have been developed as follows:

  1997 IFS estimates form the basis of the cost inputs, with unit rates updated for current Argentine construction and operating labour, concrete and steel erection;

  Overland conveyor capital costs have been taken from the 1999 Bechtel study.  The overland conveyor routing from the mine site to the plant site was determined from 10 m contour maps of the site, with estimates, not supported by geotechnical investigations, for the relative amounts of rock deemed rippable and that requiring blasting.  Tunneling costs were based on typical rates for the region;

  Costs for the on site buildings have been updated using recent actual constructed costs for similar size facilities for a project in Peru that Hatch is involved with currently;

  Costs for consumables have been updated using consumption rates reported for the pilot plant testwork and recent budgetary costs;

  Costs for seafreight have been based on current published data for the Alumbrera operation.  Unit rates for power, road and rail transportation have not changed.

  Mining costs for the 68k open pit operation have been based on the current published unit rates for Alumbrera.

  An operating cost factor of 0.89 was applied to the total operating cost estimates to account for lower cost components.  This was based on recent published data for Alumbrera where actual costs for 2002 were 11% lower than planned, an experience considered appropriate for this 68k case at Agua Rica.

The capital and operating cost estimates for the 1997 IFS 60,000 tpd and 120,000 tpd concentrator, the 1999 BHP updated 68,000 tpd concentrator, and the updated Hatch case are summarized on the following page (some original BHP estimates for the 120k case not available and shown for reference only):

Capital Cost Estimates for Production Alternatives (Millions US$)

Capital Cost Estimate	Units	Standalone concentrator	Standalone concentrator	Standalone concentrator	Standalone concentrator
		IFS 60k BHP	IFS 120k BHP	68k BHP	68k Hatch
Plantsite, roads	US$M	18.4		40.4	45.9
Mine access road	US$M	Incl		23.3	9.6
Crushing	US$M	12.9		Incl	7.8
Overland conveyors, tunnels	US$M	131.5		57.4	41.5
Concentrator	US$M	123.6		103.9	114.0
Power supply, distribution	US$M	18.7		22.9	17.1
Ancillary buildings	US$M	14.2		Incl	14.1
Tailings impoundment	US$M	30.4		5.3	5.5
Water supply, distribution	US$M	47.3		60.6	12.0
Mobile equipment, water treatment plant	US$M	2.3		Incl	5.6
Port site	US$M	10.0		10.0	8.8
Mine equipment	US$M	112.6		116.7	100.3
Mine preproduction	US$M	20.8		approximately 13.0	43.8
Total direct costs	US$M	542.6		449.8	441.5
Indirect costs	US$M	219.0		160.9	103.9
Contingency	US$M	119.2		95.9	76.5
Owners costs	US$M	33.7		32.9	20.2
Total expansion cost	US$M	-	378.5	-	-
Total capital costs	US$M	914.5	1293.0	743.2	625.6

Operating Cost Estimates
(Million US$)

Mining	US$/t moved	0.58	0.48	0.57	0.71
Strip ratio		2.35	1.80	2.27	2.48
Mining	US$/t ore	1.95	1.35	1.86	2.34
Process	US$/t ore	3.41	3.08	2.99	2.93
General and administration	US$/t ore	0.64	0.37	0.59	0.56
Total mine site	US$/t ore	6.00	4.80	5.44	5.83
Transport, marketing	US$/t ore	0.63	0.55	Incl	0.30
Ocean freight	US$/t ore	0.45	0.38	1.16	0.45
Total operating cost	US$/t ore	7.08	5.74	6.60	6.58
Adjusted Operating Cost/ t Ore					5.86

Taxes and Fiscal Regime

The fiscal regime and conditions presented in the 1997 IFS are still valid.  After the devaluation of the Argentine peso in January 2002, the Senate introduced a resolution supporting the continuance of a “Fiscal Stability Regime”.

The key taxation criteria incorporated into the preliminary cash flow model are as follows:

  Income tax rate of 33%

  No import taxes or duties on capital goods, equipment or spares

  100% depreciation of capital assets allowed over three year period.  Straight line depreciation was utilized in the model.

MANTUA PROJECT

The Issuer holds an indirect undivided 50% interest in the gold/copper Mantua Project in Cuba.  Geominera S.A.  ("Geominera"), a Cuban company formed by the Cuban Ministry of Basic Industry for the purpose of holding mineral rights and entering into agreements with foreigners for the development of such mineral rights, holds the remaining 50% interest in the project.

The Issuer acquired all of the outstanding shares of Minera Mantua Inc. (“MMI”) from a group of vendors, including Miramar, in 1995.  When it acquired MMI, through Minera Cobre S.A., the Issuer had a 50% working interest in the Mantua Project.

The 50% working interest in the Mantua Project was acquired pursuant to an agreement with Geominera dated August 13, 1993 (the “Cobre Association Agreement”).  The Cobre Association Agreement and the related articles of incorporation are the constating documents of Cobre Mantua S.A.  (“Comantua”), a Cuban joint enterprise corporation, the shares of which are allocated on a 50/50 basis between Geominera and the Issuer's indirect subsidiary, Minera Cobre S.A.

Geominera's contribution to the joint enterprise was the exclusive right to explore, develop, mine and exploit the Mantua Project, and all previous studies and investigations relating to the Mantua Project.  The Issuer's contribution included a feasibility study on the Mantua Project prepared in 1993 and an initial cash contribution of $20,000.  Profits of the joint enterprise are to be distributed 50% to Minera Cobre S.A., the Issuer's subsidiary, and 50% to Geominera.  Pursuant to the Cobre Association Agreement, the Issuer was required to negotiate and obtain all financing necessary for the commercial development of the Mantua Project by June 30, 1995.  Geominera subsequently agreed to waive the June 30, 1995 date, provided that Minera Cobre S.A. obtained financing to develop the Mantua Project.  In September, 2003, the Issuer was advised by Geominera that the Office of Mineral Resources of Cuba has issued a request for a proposal for re-commencement of work on the property.  The Issuer is currently in discussions with Newport respecting the status of financing for the required work program.

Under the Cobre Association Agreement, Comantua is entitled to the total net income (after satisfaction of all current obligations in respect of third party financing) of the Mantua Project during the first two years of operations of any mine, in repayment of advances made by it to the joint enterprise.  If any advances remain outstanding at the end of that two-year period, Comantua will continue to be entitled to no less than 75% of the net income of the Mantua Project until all such advances are repaid.  All major decisions of Comantua require the approval of the representatives of each of Geominera and the Issuer; however, all ordinary operating decisions are made by the operations manager who is appointed by the Issuer for a specified period of time.

Efforts continued in 2002 to arrange financing for a bankable feasibility study for the copper mining phase of the Mantua Project.  The Issuer's ability to develop the copper phase at Mantua is dependent upon obtaining third party financing.  In August 2001, the Issuer optioned its interest in the project to International Barytex Resources Ltd. ("Barytex"), an arm's length third party, which assumed the carrying costs of the project and committed to raising adequate financing and to complete a bankable feasibility study on the project within 18 months.  In April 2002, Barytex announced that it was unable to secure the necessary financing to complete the feasibility study on suitable terms and terminated the option.  A portion of the unpaid carrying costs previously assumed by Barytex was settled by the optionee through the issuance of common shares in the capital of Barytex to the Issuer.  In September 2002, the Issuer granted an option on its interest in the Mantua Project to Newport pursuant to which Newport assumed the carrying costs of the project and issued 400,000 common shares to the Issuer at a deemed price of Cdn.$0.26 per share.  Pursuant to the terms of the Royalty and Proceeds Interest, Miramar received 200,000 of these shares.

To maintain the option:

(a)

Newport is required to assume and pay the carrying costs relating to the Mantua Project up to a maximum of $20,000 per month.  The carrying costs have been invoiced at monthly intervals, but payment has not yet been received by the Issuer; and

(b)

Newport is required to complete a program of sampling for metallurgical test work by December 9, 2003, in order to complete a bankable feasibility study, to a maximum cost of $750,000.

Notwithstanding that the monthly $20,000 payment is now approximately $260,000 in arrears, the Issuer has not terminated the option agreement and has been making the payments required to keep the Mantua Property in good standing.  If the Issuer secures a credit facility satisfactory to Newport in order to commence commercial production, Newport has agreed to issue 1,400,000 common shares to the Issuer.  The Mantua Project is subject to approximately $28 million in subordinated debt owed to the Issuer and the 2.5% net smelter returns and proceeds royalty in favour of Miramar.  Newport will assume $20 million of the $28 million in subordinated debt owing to the Issuer by Geominera.  Should Newport identify and secure financing, Newport will assume $14 million of the subordinated debt, leaving the Issuer with the remaining $14 million of the subordinated debt.  Upon full exercise of the option of the shares in the Mantua Project, Newport agrees to assume the Issuer's obligations under the Royalty and Proceeds Interest in respect of the Mantua Project.

The information of a scientific and technical nature on the Mantua Project was prepared under the supervision of Callum Grant, P. Eng of Hatch, a qualified person as defined in National Instrument 43-101.

Property Description, Location and Access

The Mantua Project property contains a secondarily enriched copper deposit.  It is located in Pinar del Rio Province, western Cuba, 240 kms from Havana.  The property consists of an 8 km2 production concession and an adjoining 11.2 km2 area of interest.  The site is reached via a four-lane highway from Havana to Pinar Del Rio, which is 65 kms east of Mantua.  A paved secondary road then links with the site.

History and Exploration

In the early 1960s, workers from the Instituto de Recursos Minerales, a Cuban government agency, explored the Mantua copper deposit.  In 1964, copper mineralization was discovered beneath an iron rich gossanous cap by an exploration program, including drilling, supervised by Soviet geologists.  In 1992, Marc Rich & Co., a United Kingdom-based investment firm, completed an additional 12 drill holes, geotechnical investigations and metallurgical test work.

In late 1993, the Issuer, through Minera Cobre S.A., commenced detailed investigations, including an additional 13 drill holes, bulk sampling and metallurgical testing.  An 11 t metallurgical sample was collected from one of the test shafts for metallurgical testing.  A preliminary metallurgical scoping study was completed in the latter part of 1993 on material collected from one drill hole and a metallurgical test program was commenced in February 1994 on material from the 11 t bulk sample.

In the summer of 1994, Minera Cobre S.A. drove a 145 m exploration tunnel to access the ore body, and, in September and October 1994, extracted 600 t of material for pilot scale metallurgical testing.  A pilot plant was operated using material extracted from the tunnel.  Pilot plant operations were conducted in two phases, in November and December 1994 and from January to March 1995.  Results of these operations confirmed the viability of the preferred processing method.

In 1995, Minera Cobre S.A. identified significant gold values in the gossan cap overlying the main copper deposit, as well as payable gold credits in the copper ore itself, and a zone of anomalous gold values parallel to the copper deposit.  A program of work to evaluate the potential for an economic gold operation to recover gold values from the gossan cap was commenced in February 1995.  A total of 65 drill holes were completed, delineating a zone of potentially commercial gold values over the centre of the copper deposit.  Metallurgical testing has demonstrated the amenability of this material to conventional heap leach recovery methods.

In 1996, a regional exploration program was initiated to identify additional gold occurrences in gossans, saprolites and regional shear structures.  In excess of six hundred surface samples were taken throughout the region and some minor gold occurrences were identified.

Drilling in 1997 involved two main phases that included nine diamond drill holes for 655 m and eight diamond drill holes for 684.7 m, respectively.  Both programs were primarily designed to define the distribution of near surface, gold gossan; however, the second program included two deep holes.  Late in the year, a single hole was drilled to collect a metallurgical sample.

Geology and Mineralization

The Mantua copper deposit is a secondary enrichment of copper mineralization produced by the weathering of primary sulphide mineralization of volcanogenic-exhalative origin.  Copper has been leached from trace amounts of sulphide copper mineralization (chalcopyrite) and re-deposited beneath a gold-rich gossanous cap.

Primary sulphide mineralization, both massive and disseminated, occurs within a 50 to 100 m thick sequence of inter-layered basic volcanic rocks, shale, siltstones and sandstones.  Folding and thrust faulting in the Late Mesozoic was focused between the more competent limestone units causing extensive shearing and brecciation of the volcanic and sedimentary sequence.

The folding of the Mantua and surrounding area rocks is interpreted as a broad syncline and anticline defining an open "S" shape.  The eastern limb of the syncline contains the majority of the mineralization defined by drilling.  The Mantua copper deposit forms an elongate lens with a northeast to southwest strike, concordant with the enclosing formations.  The deposit dips 50 to 70° to the west and has a strike length of 1,300 m.

Unoxidized mineralization is dominated by pyrite, with some chalcopyrite and sphalerite.  The leached cap oxide zone is composed of lateritic iron oxides with essentially no copper content.  The supergene zone below this leached cap consists mainly of chalcocite, with cuprite, covellite and some native copper.  The secondary-enriched copper zone can be divided into three distinct ore types that may be segregated during mining operations.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information of the Issuer for the fiscal years ended December 31, 2003, 2002 and 2001.  The following summary of selected information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the Issuer’s audited consolidated financial statements, including the notes thereto, which can be viewed at www.sedar.com.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  The Issuer uses the United States dollar as its functional and reporting currency.  MAA also uses the United States dollar.  All financial data presented below is expressed in thousands of dollars, except per share data.

Northern Orion Resources Inc. – Selected Financial Information

	Years ended December 31
	2003	2002	2001
For the period:
Net earnings (loss)	$2,356	$(1,269)	$(882)
Cash generated by (applied to) operating activities	5,777	(1,357)	(1,041)
Cash generated by (applied to) financing activities	72,405	1,558	1,278
Cash applied to investing activities	167,137	(102)	(3)
Fully diluted weighted average number of Common Shares outstanding (thousands)	60,074	15,026	10,584

Per Common Share:
Basic earnings (loss)	0.04	(0.08)	(0.08)
Diluted earnings (loss)	0.04	(0.08)	(0.08)

At period end:
Cash and cash equivalents	11,387	342	243
Total assets	182,287	53,391	52,748
Total liabilities	53,506	19,824	20,188
Shareholders’ equity	128,781	37,567	32,560

The following summary of selected consolidated financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the Issuer’s consolidated interim financial statements, including the notes thereto for the periods indicated, and the corresponding Management’s Discussion and Analysis of Results of Operations and Financial Condition for the respective periods, both of which can be viewed at www.sedar.com.

	Year Ended December 31, 2003	Year Ended December 31, 2002
Operating results:
Earnings (loss) for the period	$2,356	$(1,269)

Earnings (loss) per common share:
Basic earnings	0.04	(0.08)
Diluted earnings	0.04	(0.08)

	December 31, 2003	December 31, 2002
Financial position:
Cash and cash equivalents	$11,387	$342
Current assets	11,697	602
Total assets	182,287	53,391
Current liabilities	941	279
Total liabilities	53,506	15,824
Shareholders’ equity	128,781	37,567

The Alumbrera Acquisition was completed on June 24, 2003 and has been accounted for using the equity method whereby the investment has been initially recorded at cost and the carrying value adjusted thereafter to include the Issuer's share of earnings since the acquisition date.  Earnings of Alumbrera have been included in the earnings of the Issuer since June 24, 2003.

The following table is a summary of selected quarterly financial information (unaudited) concerning the Issuer for each of the eight quarters indicated below.  All figures are expressed in thousands of dollars, except per share amounts.

	Dec. 31		Sep. 30		June 30		Mar. 31
	2003	2002	2003	2002	2003	2002	2003	2002
Equity earnings of Alumbrera	7,481	-	2,793	-	288	-	-	-
Expenses	4,035	264	1,480	441	1,855	266	836	298
Earnings (loss)	3,446	(264)	1,312	(441)	(1,566)	(266)	(836)	(298)
Earnings (loss) per share – basic	0.03		0.02		(0.07)		(0.04)
Earnings (loss) per share – diluted	0.02		0.02		(0.07)		(0.04)
Loss per share – basic and diluted		(0.01)		(0.03)		(0.02)		(0.03)

DIVIDEND POLICY

There are no restrictions that could prevent the Issuer from paying dividends.  However, the Issuer has not paid any dividends on its Common Shares since incorporation and has no present intention of paying dividends, as it anticipates that all available funds will be invested to finance the growth of the Issuer.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Management's discussion and analysis of results of operations and financial condition which can be viewed at www.sedar.com. is incorporated by reference herein and should be read in conjunction with the Issuer’s consolidated financial statements and the related notes thereto.

MARKET FOR SECURITIES

The Common Shares are listed for trading on the TSX under the symbol “NNO” and the Warrants are listed for trading on the TSX under the symbol "NNO.WT".  The Common Shares are also listed for trading on the American Stock Exchange ("AMEX") under the Symbol "NTO".

DIRECTORS AND OFFICERS OF THE ISSUER

Name, Address, Position with Issuer, Principal Occupation and Security Holding

The name, municipality of residence, position with the Issuer and principal occupation for the immediately preceding five years of each of the directors and officers of the Issuer are as follows:

Name, Office Held and Municipality of Residence	Director Since	Principal Occupation for the Previous Five Years
David Cohen President, Chief Executive Officer and Director West Vancouver, B.C.	2002

President and Chief Executive Officer, Northern Orion Resources Inc..; 2000-2002,Vice-President and Chief Operating Officer, Northern Orion Explorations Ltd.; 1997-2001, Sr.  Vice President, Miramar Mining Corporation.

Robert Cross Chairman of the Board and Director West Vancouver, B.C.	2001	Private investor; Director, Yorkton Securities Inc. until 1998.
John K. Burns (1)(2)(3) Director Philadelphia, PA	1995	Managing Director of FRM Management; President and Chief Executive Officer, Frontier Resources Management, Inc., both of Chicago, Illinois
P. Terrance O'Kane(1)(2)(3) Director Surrey, B.C.	1999	Self-employed Metallurgical Engineer
Stephen Wilkinson(1)(2)(3) Director North Vancouver, B.C.	1999

President, ValGold Resources Ltd.; 1999-present, President and Chief Executive Officer, Northern Orion Explorations Ltd.; 1997-1999, Mining Analyst, Global Mining and Metals Group, RBC Dominion Securities Inc.

Horng Dih Lee Chief Financial Officer Vancouver, B.C.	N/A

VP Finance and Chief Financial Officer, Northern Orion Resources Inc.; 2003-2004, Chief Financial Officer, Manhattan Minerals Corp.; 1996-2003, Chief Financial Officer, Diamond Fields International; 1996-2001, Controller and Accounting Manager, Ivanhoe Mines Ltd.

Sargent H. Berner Corporate Secretary Vancouver, B.C.	N/A	Partner, DuMoulin Black, Barristers and Solicitors
Mary P. Collyer Assistant Secretary West Vancouver, B.C.	N/A	Partner, DuMoulin Black, Barristers and Solicitors

(1)

Member of audit committee.

(2)

Member of executive compensation and corporate governance committee.

(3)

Member of environmental committee.

The term of office of each of the Issuer’s directors expires at the Issuer’s next annual general meeting at which directors are elected for the upcoming year.  The Issuer’s last annual general meeting took place on June 16, 2003.

Aggregate Ownership of Securities

As at December 31, 2003, the directors and officers of the Issuer, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 1,147,400 Common Shares constituting 1.1% of issued and outstanding Common Shares.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed herein, to the knowledge of management of the Issuer, no director or officer of the Issuer, or any shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, is or has been, within the ten years preceding the date of this AIF, a director or officer of any other issuer which, while that person was acting in that capacity:

(a)

was the subject of a cease trade or similar order or an order that denied the other issuer access to any statutory exemptions for a period of more than 30 days consecutive days; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Robert Cross, a director of the Issuer, joined the board of Livent Inc. (“Livent”) as part of the M. Ovitz Group in June 1998.  Accounting irregularities were subsequently uncovered and Livent declared bankruptcy in late 1998.  Thereafter, a class action suit was filed against Livent and its directors.  Mr. Cross is currently not involved in any actions or proceedings in respect of Livent.

Penalties or Sanctions

To the knowledge of management of the Issuer, no director or officer of the Issuer, or any shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, has:

(a)

been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b)

been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

No director or officer of the Issuer, or any shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, or a personal holding company of any such persons has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Conflicts of Interest

David Cohen, the President and a director of the Issuer, is a director of Newport, which has acquired an option in respect of the Issuer’s Mantua Project.  Mr. Cohen joined the board of Newport after the option agreement was entered into.  See “Narrative Description of Business – Mantua Project”.

Except as disclosed herein, to the knowledge of management of the Issuer, there are no existing material conflicts of interest between the Issuer or any subsidiary of the Issuer and a director or officer of the Issuer or any subsidiary of the Issuer.  Directors and officers of the Issuer and its subsidiaries may serve as directors and/or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Issuer or any of its subsidiaries may participate, the directors of the Issuer may have a conflict of interest in negotiating and conducting terms in respect of such participation.  In the event that such conflict of interest arises at a meeting of the Issuer’s Board of Directors, a director who has such a conflict is required to disclose such conflict and abstain from voting for or against the approval of such participation or such terms.

The information as to ownership of securities of the Issuer, corporate cease trade orders or bankruptcies, penalties or sanctions, personal bankruptcies or insolvencies and existing or potential conflicts of interest has been provided by each insider of the Issuer individually in respect of himself or herself.

RISK FACTORS

An investment in securities of the Issuer is speculative and involves significant risks which should be carefully considered by prospective investors before purchasing such securities.  In addition to the other information set forth elsewhere in this AIF, the following risk factors should be carefully reviewed by prospective investors:

Exploration, Development and Operating Risks

Mining operations generally involve a high degree of risk.  The Issuer’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, silver and copper, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.  Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate.  While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the exploration or development programs planned by the Issuer or any of its joint venture partners will result in a profitable commercial mining operation.  Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Issuer not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by the Issuer towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Insurance and Uninsured Risks

The Issuer’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes.  Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Issuer’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Issuer maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations.  The Issuer may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Issuer or to other companies in the mining industry on acceptable terms.  The Issuer might also become subject to liability for pollution or other hazards which may not be insured against or which the Issuer may elect not to insure against because of premium costs or other reasons.  Losses from these events may cause the Issuer to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of the Issuer’s operations are subject to environmental regulation in the various jurisdictions in which it operates.  These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation.  They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Issuer’s operations.  Environmental hazards may exist on the properties on which the Issuer holds interests or on the properties which are being acquired pursuant to the Acquisition which are unknown to the Issuer at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with the Issuer’s operations.  To the extent such approvals are required and not obtained, the Issuer may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Issuer and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Environmental Risks at the Alumbrera Mine

A seepage plume has developed in the natural groundwater downstream of the tailings facility, within MAA’s concession.  A series of pump back wells have been established to capture the seepage, which is characterized by high levels of dissolved calcium and sulphate.  It will be necessary to augment the pump back wells over the life of the mine in order to contain the plume within the concession and to provide for monitoring wells for the Vis Vis River.  Based on the latest ground water model, the pump back system will need to be operated for several years after mine closure.  The concentrate pipeline at the Alumbrera Mine crosses areas of mountainous terrain, significant rivers, high rainfall and active agriculture.  Although various control structures and monitoring programs have been implemented, any rupture of the pipeline poses an environmental risk from spillage of concentrate.

The Issuer has not obtained any indemnities from RTP, the vendor of the Alumbrera Mine, against potential environmental liabilities that may arise from the seepage plume or a rupture of the pipeline.

Permitting

The Issuer’s operations in Argentina and Cuba are subject to receiving and maintaining permits from appropriate governmental authorities.  Although MAA currently has all required permits for its operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations or additional permits for any possible future changes to operations.  Prior to any development on any of its properties, the Issuer must receive permits from appropriate governmental authorities.  There can be no assurance that the Issuer will continue to hold all permits necessary to develop or to commence or to continue operating at any particular property.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs.  Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Issuer’s operations, financial condition and results of operations.

Business Interruption Risks at the Alumbrera Mine

The failure or rupture of the pipeline, depending on the location of such occurrence, could result in significant interruption of operations of MAA and could adversely affect the Issuer’s financial condition and results of operations.

The Alumbrera Mine is located in a remote area of Argentina.  On average, more than 2,000 people are transported by road and more than 1,200 people are transported by air, to and from the mine site every month.  A serious accident involving a bus or plane could result in multiple fatalities.  The disruption of these services could also result in significant disruption to the operations of MAA and have an adverse effect on the financial condition and operations of the Issuer.

Uncertainty in the Estimation of Ore Reserves and Mineral Resources

The figures for Ore Reserves and Mineral Resources contained in this AIF are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Ore Reserves could be mined or processed profitably.  There are numerous uncertainties inherent in estimating Ore Reserves and Mineral Resources, including many factors beyond the Issuer’s control.  Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.  Short-term operating factors relating to the Ore Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period.  In addition, there can be no assurance that gold, silver or copper recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in gold, silver or copper prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate.  The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated.  Any material reductions in estimates of Ore Reserves and Mineral Resources, or of the Issuer’s ability to extract these Ore Reserves, could have a material adverse effect on the Issuer’s results of operations and financial condition.

Uncertainty Relating to Inferred Mineral Resources

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability.

Need for Additional Reserves

Because mines have limited lives based on proven and probable reserves, the Issuer must continually replace and expand its reserves.  The life-of-mine estimates included in this AIF for the Alumbrera Mine may not be correct.  The Issuer’s ability to maintain, or increase its annual production of gold and copper will be dependent in significant part on its ability to bring new mines into production and MAA’s ability to expand reserves at the Alumbrera Mine.

The Alumbrera Mine has an estimated mine life of ten years.  The Issuer does not anticipate that further exploration at the Alumbrera Mine will result in a material increase to Ore Reserves.

Land Title

Although the title to the properties owned and proposed to be acquired by the Issuer were reviewed by or on behalf of the Issuer, no formal title opinions were delivered to the Issuer and, consequently, no assurances can be given that there are no title defects affecting such properties.  Title insurance generally is not available, and the Issuer’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained.  The Issuer has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt.  Accordingly, the Issuer’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects.  In addition, the Issuer may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Competition

The mining industry is competitive in all of its phases.  The Issuer faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals.  Many of these companies have greater financial resources, operational experience and technical capabilities than the Issuer.  As a result of this competition, the Issuer may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all.  Consequently, the Issuer’s revenues, operations and financial condition could be materially adversely affected.

Additional Capital

The mining, processing, development and exploration of the Issuer’s properties, may require substantial additional financing.  Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Issuer’s properties or even a loss of property interest.  There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Issuer.  Low gold prices during the five years prior to 2002 adversely affected the Issuer’s ability to obtain financing, and low gold and copper prices could have similar effects in the future.

Commodity Prices

The price of the Common Shares, the Issuer’s financial results and exploration, development and mining activities have previously been, or may in the future be, significantly adversely affected by declines in the price of gold and copper.  Gold and copper prices fluctuate widely and are affected by numerous factors beyond the Issuer’s control such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold and copper-producing countries throughout the world.  The price of gold and copper has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from the Issuer’s properties to be impracticable.

Depending on the price of gold and copper, cash flow from mining operations may not be sufficient and the Issuer could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties.  Future production from the Issuer’s mining properties is dependent on gold and copper prices that are adequate to make these properties economic.

Furthermore, reserve calculations and life-of-mine plans using significantly lower gold and copper prices could result in material write-downs of the Issuer’s investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Issuer’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project.

Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project.  Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Copper concentrate from the Alumbrera Mine is shipped to smelters in Europe, India, the Far East, Canada and Brazil.  Transportation costs of copper concentrate could increase substantially due to an increase in the price of oil or a shortage in the number of vessels available to ship concentrate to smelters.

Commodity Hedging

Currently the Issuer’s policy is not to hedge future metal sales, however, this policy may change in the future.  MAA does hedge some metal sales.  Hedging of metal sales may require margin activities.  Sudden fluctuations in the price of the metal being hedged could result in margin calls that could have an adverse effect on the financial position of the Issuer or MAA.

There is no assurance that a commodity hedging program designed to reduce the risk associated with fluctuations in metal prices will be successful.  Hedging may not protect adequately against declines in the price of the hedged metal.  Although hedging may protect the Issuer and MAA from a decline in the price of the metal being hedged, it may also prevent the Issuer and MAA from benefiting fully from price increases.

Exchange Rate Fluctuations

Exchange rate fluctuations may affect the costs that the Issuer incurs in its operations.  The Issuer’s costs in Cuba and Argentina are incurred principally in US dollars.  The Issuer’s costs in Canada are incurred principally in Canadian dollars.  The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold and copper production in US dollar terms.  From time to time, the Issuer transacts currency hedging to reduce the risk associated with currency fluctuations.  There is no assurance that its hedging strategies will be successful.  Currency hedging may require margin activities.  Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on the Issuer’s financial position.

Government Regulation

The mining, processing, development and mineral exploration activities of the Issuer are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters.  Although the Issuer’s mining and processing operations and exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.  Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Issuer.

Foreign Operations

A majority of the Issuer’s operations are currently conducted in Argentina and in Cuba, and as such the Issuer’s operations are exposed to various levels of political, economic and other risks and uncertainties.  These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Argentina and Cuba may adversely affect the Issuer’s operations or profitability.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Issuer’s operations or profitability.

Labour and Employment Matters

Production at the Alumbrera Mine will be dependant upon the efforts of MAA’s employees and may be affected by MAA’s relationship with both its unionized and non-unionized employees.  In addition, relations between the Issuer and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities in whose jurisdictions the Issuer carries on business.  Adverse changes in such legislation or in the relationship between MAA with its employees may have a material adverse effect on the Issuer’s business, results of operations and financial condition.

Economic and Political Instability in Argentina

The Alumbrera Mine and the Agua Rica Project are located in Argentina.  There are risks relating to an uncertain or unpredictable political and economic environment in Argentina.  In the short term, significant macroeconomic instability in the region is expected to negatively impact on the business environment and may lead to longer term negative changes in the national approach taken to ownership by foreign companies of natural resources.  Argentina recently suffered severe economic difficulties including a significant currency devaluation in early 2002, although in management’s view there have been generally recognized improvements in economic and social conditions in the past 18 months.  The operations of MAA may be affected in the foreseeable future by these conditions.

In response to the political and economic instability in Argentina, in January 2002 the Argentinian government announced the abandonment of the one-to-one peg of the Argentina peso to the US dollar.  See the audited annual financial statements of MAA included in this AIF for a description of the financial impact on MAA of the removal of the one to one peg of the peso to the US dollar and the subsequent devaluation of the peso to the US dollar.  During the economic crisis, Argentina defaulted on foreign debt repayments and, from November 2002 to January 2003, Argentina defaulted on the repayment on a number of official loans to multinational organizations.  In January 2003, the International Monetary Fund agreed to reschedule certain debt owed by Argentina and approved a short term credit line to repay debts to multinational organizations that could not be postponed.

There is the risk of political violence and increased social tension in Argentina as a result of the economic crisis and Argentina has experienced increased civil unrest, crime and labour unrest.  In addition, the government has also renegotiated or defaulted on contractual arrangements.  Roadblocks (piqueterou) by members of the local communities, unemployed people and unions can occur on most national and provincial routes without notice.  There have been some minor disruptions to access routes near the Alumbrera mine site about one year ago which did not affect the supply of goods to the mine.  Although there has not been any recurrence of disruptions in the past several months, there is no assurance that disruptions will not occur in the future which will affect the supply of goods.  Civil disruptions may become more frequent if the economic situation in Argentina continues to deteriorate and may significantly disrupt the continuous supply of goods.

Certain events could have significant political ramifications to MAA in Argentina.  In particular, serious environmental incidents such as the rupture of the concentrate pipeline, contamination of groundwater and surface water downstream of the tailings dam due to uncontrolled migration of the sulphate plume of other events which would constitute a major breach of EIR commitments.

The Alumbrera mining prospects are owned by YMAD, a quasi-governmental mining company, pursuant to an Argentine mining law which granted YMAD such rights.  YMAD has granted a mining lease to MAA pursuant to the UTE Agreement.  Significant political changes in Argentina which impact foreign investment and mining in general, or YMAD or MAA’s rights to the Alumbrera mining prospects in particular, could adversely impact MAA’s ability to operate the Alumbrera Mine.

Certain political and economic events such as: (i) the inability of MAA to obtain US dollars in a lawful market of Argentina or to effect the lawful transfer of US dollars to the senior lenders; (ii) acts or failures to act by a government authority in Argentina; and (iii) acts of political violence in Argentina, could have a material adverse effect on MAA’s ability to operate the Alumbrera Mine and make payments due to senior lenders and may constitute an event of default under the terms of the security for the senior project debt.

Foreign Subsidiaries

The Issuer conducts operations through foreign (Cayman Islands, Delaware, Argentinian, Cuban and Antiguan) subsidiaries, joint ventures and divisions, and substantially all of its assets are held in such entities.  Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Issuer’s ability to fund its operations efficiently.  Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Issuer’s valuation and stock price.

Helms-Burton

Cuban properties held by the Issuer may be subject to political risks arising out of the regulatory restrictions imposed by the United States on commerce and relations with Cuba.  In 1996, a new United States federal law, the “Helms-Burton Act”, was passed.  It grants US companies whose Cuban properties were confiscated in 1958-1959 during the transition of the Cuban government to a communist government, the right to bring action in US district court against foreign nationals that “traffic” in, or make use of, confiscated property, subject to the authority of the President of the United States to suspend the right of a potential plaintiff.  Although the Issuer does not believe that its Cuban properties or the minerals extracted from such properties, if any, will be subject to such claims, there can be no assurance that potential claimants do not exist or will not seek to bring an action against the Issuer.  Investment in Cuba has also been subject to certain legal, political and economic risks as a result of the relations between the United States and Cuba that may adversely affect the Issuer’s ability to obtain equipment, personnel and other resources required to conduct its exploration activities in Cuba.  In addition, communist governments in a number of countries have expropriated private property in the past, in many cases without adequate compensation.  There can be no assurance that the Cuban government will not expropriate the Issuer’s Cuban properties in the future.

Acquisition Strategy

As part of the Issuer’s business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry.  In pursuit of such opportunities, the Issuer may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Issuer.  The Issuer cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Issuer’s business.

Operations of the Issuer Following the Acquisition

The timing and manner of the implementation of decisions made with respect to the ongoing business of the Issuer following the Acquisition will materially affect the operations of the Issuer.  Restructuring or integration of the operations of MAA, PGM, Wheaton and the Issuer will require the dedication of management resources, which could distract attention from the day-to-day operations of the separate businesses of each company.  If management of the Issuer is unable to effectively manage any such restructuring or integration, the operating results and financial condition of the Issuer could be materially adversely affected.  In the event that the operations of MAA, PGM, Wheaton and the Issuer are restructured or integrated, there can be no assurance that the Issuer will be able to retain the key personnel currently employed in the separate operations of each company.

Joint Ventures

The Issuer holds an indirect 12.5% interest in the Alumbrera Mine, the other 37.5% and 50% interests being held by Wheaton and Xstrata, respectively.  The Issuer’s interest in the Alumbrera Mine is subject to the risks normally associated with the conduct of joint ventures.  The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Issuer’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Issuer’s future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters.

Market Price of Common Shares

The Common Shares of the Issuer are listed on the TSX and AMEX.  Securities of micro- and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved.  These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.  The Issuer’s share price is also likely to be significantly affected by short-term changes in gold or copper prices or in its financial condition or results of operations as reflected in its quarterly earnings reports.  Other factors unrelated to the Issuer’s performance that may have an effect on the price of the Common Shares include the following: (i) the extent of analytical coverage available to investors concerning the Issuer’s business may be limited if investment banks with research capabilities do not continue to follow the Issuer’s securities; (ii) the lessening in trading volume and general market interest in the Issuer’s securities may affect an investor’s ability to trade significant numbers of Common Shares; (iii) the size of the Issuer’s public float may limit the ability of some institutions to invest in the Issuer’s securities; and (iv) a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Issuer’s securities to be delisted from the TSX and/or AMEX, further reducing market liquidity.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Issuer’s long-term value.  Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities.  The Issuer may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Argentinian Anti-Trust Laws

In 2003, the Issuer and BHP filed a consultative opinion seeking a ruling from the Competition Defence Commission (the “CDC”) in Argentina that notification for antitrust approval by the CDC is not required in respect of the Alumbrera Acquisition.  The CDC is the regulatory body in Argentina that monitors transactions that may attract antitrust regulations, and considers issues of control and size of both the transaction and the parties involved when making its evaluations.    A filing was also made with the CDC by Argentine counsel on behalf of BHP and the Issuer in connection with the Agua Rica transaction. Argentine counsel has advised the Issuer that in circumstances where the CDC rules that a transaction is contrary to applicable Argentine anti-trust laws, the CDC has the authority to require the parties to restructure or ultimately unwind a transaction.  Both of the above filings have been ruled in the Issuer’s favour.

LEGAL PROCEEDINGS

Subsequent to the date of this Annual Information Form the Issuer received notice of proceedings commenced against it in Argentina claiming damages for alleged breaches of agreements entered into by the Issuer's former parent company.   The Issuer believes the claim to be without merit and has referred the matter to legal counsel for review.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Issuer's securities, options to purchase securities, and interest of insiders in material transactions, is contained in the Issuer's information circular for the Annual General Meeting of shareholders to be held on June 4, 2004.

The Issuer, upon request being made to the Issuer at Suite 250, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9, will provide to any person or company.

(a)

when the securities of the Issuer are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

(i)

one copy of this AIF together with one copy of each document, or the pertinent pages of any document, incorporated by reference into this AIF,

(ii)

one copy of the comparative financial statements for its most recently completed financial year for which financial statements have been filed and one copy of the most recent interim financial statements of the Issuer that have been filed, if any, for any period after the end of its most recently completed financial year,

(iii)

one copy of the information circular for its Annual General Meeting to be held June 4, 2004, and

(iv)

one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii); or

(b)

at any time, one copy of any documents referred to in clauses (a)(i), (ii) and (iii), provided that the Issuer may require payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Issuer.

GLOSSARY OF MINING TERMS

In this Annual Information Form, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below:

“Ag” means silver

“As” means arsenic

“assay” means the chemical analysis of mineral samples to determine the metal content

“Au” means gold

“capital expenditure” means all other expenditures not classified as operating costs

“composite” means combining more than one sample result to give an average result over a larger distance

“concentrate” means a metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore

“crushing” means initial process of reducing ore particle size to render it more amenable for further processing

“Cu” means copper

“cutoff grade” means the minimum metal grade at which a ton of rock can be processed on an economic basis

“deposit” means a mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves, until final legal, technical and economic factors have been resolved

“dilution” means waste, which is unavoidably mined with ore

“dip” means angle of inclination of a geological feature/rock from the horizontal

“fault” means the surface of a fracture along which movement has occurred

“Fe” means iron

“flotation” means the process by which the surface chemistry of the desired mineral particles is chemically modified such that they preferentially attach themselves to bubbles and float to the pulp surface in specially designed machines.  The gangue or waste minerals are chemically depressed and do not float, thus allowing the valuable minerals to be concentrated and separated from the undesired material

“footwall” means the underlying side of an orebody or stope

“gangue” means non-valuable components of the ore

“grade” means the measure of concentration of the applicable metal within mineralized rock

“hanging wall” means the overlying side of an orebody or slope

“haulage” means a horizontal underground excavation which is used to transport mined ore

“hydrocyclone” means a process whereby material is graded according to size by exploiting centrifugal forces of particulate materials

“igneous” means Primary crystalline rock formed by the solidification of magma

“Indicated mineral resources” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from location such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed

“Inferred mineral resources” means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes

“kriging” means an interpolation method of assigning values from samples to blocks that minimizes the estimation error

“lenticular” means in the form of elongated lenses

“lithological” means geological description pertaining to different rock types

 “Measured mineral resources” means that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity

“mill” means a plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals

“milling” means a general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.

“mine” means an excavation in the earth for the purpose of extracting minerals.  The evacuation may be an open pit on the surface or underground workings

“Mineral / Mining Lease” means a lease area for which mineral rights are held

“mineral reserve” means the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes allowances for dilution and losses that may occur when the material is mined

“mineral resources” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge

“mineralization” means the concentration of minerals within a body of rock

“Mo” means molybdenum

“ore” means a metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit

“Pb” means lead

“Proven mineral reserve” means the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified

“Probable mineral reserve” means the economically mineable part of an indicated mineral resource, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified

“Sb” means antimony

“sedimentary” means pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks

“stratigraphy” means study of stratified rocks in terms of time and space

“Strike” means direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction

“sulfide” means sulfur bearing mineral

“tailings” means finely ground waste rock from which valuable minerals or metals have been extracted

“thickening” means process of concentrating solid particles in suspension

“total expenditure” means all expenditures including those of a operating and capital nature

“variogram” means statistical representation of the characteristics (usually grade)

“Zn” means zinc

GLOSSARY OF UNITS

“cm” means a centimeter	“mm” means a millimetre
“g” means gram or grammes	“moz” means a million troy ounces
“g/t” means grammes per metric tonne	“mtpa” means a million metric tonnes per annum
“ha” means a hectare	“mw” means a million watts
“hrs” means hours	“oz” means a fine troy ounce equalling 31.10348 grammes
“k” means one thousand units	“ppb” means parts per billion
“kg” means a kilogram	“ppm” means parts per million
“km” means a kilometer	“tpd” means tonnes per day
“km2” means a square kilometer	“t” means a metric tonne
“koz” means one thousand fine troy ounces	“US$m” means a million United States Dollars
“kt” means one thousand metric tonnes	“US$” means United States Dollar
“kWh/t” means kilowatt hour per tonne	“US$/oz” means United States Dollars per fine troy ounce
“lb” means pound	“US$/t” means United States Dollars per tonne
“m” means a metre	“°” means degrees
“m2” means a square metre – measure of area	“C” means degrees centigrade
“m3” means a cubic metre	“%” means percentage
“mt” means a million metric tonne	“ ’ ” means minutes

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the Registrant’s fiscal year ended December 31, 2003, an evaluation of the effectiveness of the Registrant’s "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934) was carried out by the Registrant’s principal executive officer and principal financial officer.  Based upon that evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the United States Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Commission rules and forms.

It should be noted that while the Registrant’s principal executive officer and principal financial officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

During the fiscal year ended December 31, 2003, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERTS

The Registrant's Board of Directors has determined that the Registrant has more than one audit committee financial expert within the meaning of Commission regulations relating to audit committees.

The Registrant's Board of Directors has determined that one of the audit committee financial experts, John K. Burns is "independent" within the meaning of corporate governance standards of the American Stock Exchange applicable to the Registrant.  The other audit committee financial expert, Stephen Wilkinson, would not be considered "independent" within the meaning of such standards by virtue of having been the Chief Executive Officer of the Registrant until August 2002 and, as such, employed by the Registrant within the past three years.  However, the Registrant has obtained a waiver from the American Stock Exchange of the independence requirement to the extent that it relates to Stephen Wilkinson.

The Registrant's Audit Committee complies with the corporate governance requirements as prescribed by the Toronto Stock Exchange.  The Toronto Stock Exchange requirement is that the Audit Committee be composed only of "outside directors", an outside director being a director who is not a member of management.  The Registrant's Board of Directors has determined that all of the members of the Registrant's Audit Committee are "outside directors".

CODE OF ETHICS

The Registrant has adopted a written "code of ethics" (as that term is defined in Form 40-F) entitled "Code of Ethics for Financial Reporting Officers" that applies to the President and Chief Executive Officer, the Chief Financial Officer, Controller and any other person performing similar functions with the Registrant.  The Code of Ethics for Financial Reporting Officers includes, among other things, written standards for the Registrant’s principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions, that are required by the Commission for a code of ethics applicable to such officers.  A copy of the Code of Ethics for Financial Reporting Officers is attached to this Form 40-F Annual Report as Exhibit 99.9.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP has served as the Registrant’s auditing firm since May 2003.  Prior to such date, KPMG LLP served as the Registrant's auditing firm.  Aggregate fees billed to the Registrant for professional services rendered by Deloitte & Touche LLP and/or KPMG LLP and their affiliates during fiscal 2003 and fiscal 2002 are detailed below (stated in U.S. dollars):

	Fiscal 2003	Fiscal 2002
Audit Fees	$240,144	$18,738
Audit-Related Fees	$ Nil	$ Nil
Tax Fees	$ 40,483	$ 949
All Other Fees	$ 69,174	$ 6,196
Total Fees	$349,801	$25,882

The nature of each category of fees is as follows:

Audit Fees:

Audit fees were paid for professional services rendered by the auditors for the audit of the Registrant’s annual consolidated financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees:

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported under the Audit Fees item above.  During fiscal 2003 and 2002, there were no audit-related fees.

Tax Fees:

Tax fees were paid for tax compliance, tax advice and tax planning professional services.  During fiscal 2003 and 2002, the services provided in this category included the tax structuring of acquisitions and tax compliance, including the review of original and amended tax returns, assistance with questions regarding tax audits, assistance in completing routine tax schedules and calculations, and tax planning and advisory services relating to common forms of domestic and international taxation.

All Other Fees:

Other fees were paid for accounting, advisory and consulting services.  During fiscal 2003 and 2002, the services provided in this category included general advice and consultation in connection with acquisitions, general accounting work for the Issuer’s Argentinean subsidiaries and miscellaneous advisory services in connection with property investigations.

Pre-Approval Policies and Procedures:

All services to be performed by the Registrant’s auditor must be approved in advance by the Audit Committee.  The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services.  This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimis non-audit services allowed by applicable law or regulation.

Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees.  No further approval is required to pay pre-approved fees.  Additional pre-approval is required for any increase in scope or in final fees.

Of the total aggregate fees paid by the Registrant to its accountants during fiscal 2003, $4,258, or 1.2% of the aggregate fees, were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included in the "Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations" incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the Registrant’s annual financial statements.  As of the date of this annual report on Form 40-F, the members of the Audit Committee are John K. Burns, Stephen Wilkinson and P. Terrance O'Kane.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquires made by the Securities and Exchange Commission (the "Commission") staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant filed an Appointment of Agent for Service of Process and Undertaking on Form F-X on December 10, 2003 with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises, which Form F-X is incorporated herein by reference.

Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the United States Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report on Form 40-F to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

Registrant

By:        /s/ David W. Cohen

Name: David W. Cohen

Title: President and Chief

Executive Officer

Date:

May 10, 2004

EXHIBIT INDEX

The following exhibits are filed as part of this annual report on Form 40-F:

Exhibit No.

Title of Exhibit

99.1

Appointment of Agent for Service of Process and Undertaking on Form F-X (previously filed on December 10, 2003) and incorporated by reference herein

99.2

Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.3

Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.4

Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.5

Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.6

Consent of Deloitte & Touche LLP

99.7

Consents of Hatch Associates Ltd.

99.8

Consents of Micon International Limited

99.9

Code of Ethics for Financial Reporting Officers

EXHIBIT 99.2

CERTIFICATIONS

I, David W. Cohen, Chief Executive Officer of Northern Orion Resources Inc., certify that:

1.

I have reviewed this annual report on Form 40-F of Northern Orion Resources Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5.

The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

May 10, 2004

By:

 /s/ David W. Cohen

Name:

David W. Cohen

Title:

Chief Executive Officer

EXHIBIT 99.3

CERTIFICATIONS

I, Horng Dih Lee, Chief Financial Officer of Northern Orion Resources Inc., certify that:

1.

I have reviewed this annual report on Form 40-F of Northern Orion Resources Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.

The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5.

The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

May 10, 2004

By:

 /s/  Horng Dih Lee

Name:

Horng Dih Lee

Title:

Chief Financial Officer

EXHIBIT 99.4

CERTIFICATIONS

In connection with the annual report of Northern Orion Resources Inc. (the "Company") on Form 40-F for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David W. Cohen, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:

 /s/ David W. Cohen

Name:

David W. Cohen

Title:

Chief Executive Officer

DATE:

May 10, 2004.

EXHIBIT 99.5

CERTIFICATIONS

In connection with the annual report of Northern Orion Resources Inc. (the "Company") on Form 40-F for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Horng Dih Lee, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:

 /s/ Horng Dih Lee

Name:   Horng Dih Lee
Title:     Chief Financial Officer

DATE:

May 10, 2004.

EXHIBIT 99.6

INDEPENDENT AUDITORS’ CONSENT

We consent to the inclusion in Northern Orion Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2003, of our Independent Auditors’ Report dated April 13, 2004 and to the references to us in such Form 40-F.

Vancouver, British Columbia

Canada

May 10, 2004

EXHIBIT 99.7

CONSENTS OF AUTHOR

I consent to the reliance in this Annual Report on Form 40-F of Northern Orion Resources Inc. of our report dated May 16, 2003 entitled "Northern Orion Explorations Ltd. Agua Rica Project, Argentina" which Northern Orion Resources Inc. has referred to in its Annual Information Form for the year ended December 31, 2003 (the "AIF") and to the use of my name in the AIF under the heading "Narrative Description of the Business – Agua Rica Project – General Hatch Report – Hatch Report".

Paul Hosford, P.Eng.

Hatch Associates Ltd.

Vancouver, British Columbia, Canada

May 10, 2004

I consent to the reliance in this Annual Report on Form 40-F of Northern Orion Resources Inc. of our report dated May 16, 2003 entitled "Northern Orion Explorations Ltd. Agua Rica Project, Argentina" which Northern Orion Resources Inc. has referred to in its Annual Information Form for the year ended December 31, 2003 (the "AIF") and to the use of my name in the AIF under the heading "Narrative Description of the Business – Agua Rica Project – General Hatch Report – Hatch Report".

Callum Grant, P.Eng.

Hatch Associates Ltd.

Vancouver, British Columbia, Canada

May 10, 2004

EXHIBIT 99.8

CONSENTS OF AUTHOR

I consent to the reliance in this Annual Report on Form 40-F of Northern Orion Resources Inc. of our report dated June, 2003 entitled "Technical Report on the Mining and Processing Assets of Minera Alumbrera Ltd. in Argentina" which Northern Orion Resources Inc. has referred to in its Annual Information Form for the year ended December 31, 2003 (the "AIF") and to the use of my name in the AIF under the heading "Narrative Description of the Business – Alumbrera Mine".

Terrence Hennessey, P.Geo
Micon International Limited

Toronto, Ontario, Canada

May 10, 2004

I consent to the reliance in this Annual Report on Form 40-F of Northern Orion Resources Inc. of our report dated June, 2003 entitled "Technical Report on the Mining and Processing Assets of Minera Alumbrera Ltd. in Argentina" which Northern Orion Resources Inc. has referred to in its Annual Information Form for the year ended December 31, 2003 (the "AIF") and to the use of my name in the AIF under the heading " Narrative Description of the Business – Alumbrera Mine ".

Harry Burgess, P.Eng.

Micon International Limited

Toronto, Ontario, Canada

May 10, 2004

EXHIBIT 99.9

NORTHERN ORION RESOURCES INC.

Code of Ethics for Financial Reporting Officers

1.

Purpose of the Code

The purpose of this code is to define standards applicable to 'principal executive officer',  'principal financial officer', principal accounting officer or controller or persons performing similar functions (together the “Financial Reporting Officers”) of Northern Orion Resources Inc. (the “Company”), to promote:

1.1

honest and ethical conduct;

1.2

avoidance of conflicts of interest, whether actual or potential;

1.3

full, fair, accurate, timely and understandable disclosure in financial statements, reports and documents that the Company files with, or submits to, shareholders and securities authorities, as well as in other public communications made by the Company;

1.4

compliance with various legislation and regulations applicable to the Company;

1.5

prompt internal disclosure of any violation of the present code; and

1.6

accountability for any failure to respect the present code.

2.

Honest and Ethical Conduct

Financial Reporting Officers are vested with both the responsibility and authority to protect, balance, and preserve the interests of all of the Company’s stakeholders, including shareholders, clients, employees and suppliers.  Financial Reporting Officers fulfill this responsibility by prescribing and enforcing the policies and procedures employed in the operation of the Company’s financial organization and by exhibiting and promoting the highest standards of honest and ethical conduct.

In this regard, Financial Reporting Officers shall:

•

not abuse their position to obtain advantage for themselves, family members or close associates, or otherwise abuse their authority;

•

refrain from engaging in conduct that would discredit and/or compromise the integrity and reputation of the Company, including:  neglect of duty, deceit, breach of confidence, corrupt or other unlawful practices, abuse of authority;

•

serve loyally, without self-interest and free from conflicts with other commitments; and

•

avoid any conflict of interest with respect to their fiduciary responsibilities and disclose actual and potential conflicts of interest in accordance with this Code.

3.

Precautions, Rules and Obligations in Case of Conflicts of Interest

Generally, a Financial Reporting Officer must not place hiself in a situation of conflict of interest, whether actual or potential, and must not take into consideration, in the performance of his functions, interests that are not exclusively the best interests of the Company.  In circumstances where a Financial Reporting Officer has a conflict ofinterest or becomes aware of a potential conflict of interest, the Financial Reporting Officer shall report the conflict or potential conflict to the Executive Compensation and Corporate Governance Committee ("ECCGC") and fully inform the ECCGC of the facts and circumstances related to the conflict or potential conflict.  The ECCGC shall review the matter and report to the Board of Directors.  The Financial Reporting Officer shall not take any further action in respect of the matter or transaction giving rise to such conflict or potential conflict unless and until he is authorized to do so by the Board of Directors.

The following guidelines describe more precise rules in this regard.  However, these rules are not exhaustive and must not be interpreted so as to restrict the general rule.

Every Financial Reporting Officer must promptly disclose in writing to his immediate superior and to the Chairman of the ECCGC, the existence of the following:

3.1

any position that he holds as an officer, director or employee with any other company, any public or para-public organization or institution, or non-profit organization ;

3.2

any business relationship he has with clients, suppliers or competitors of the Company, other than as a Financial Reporting Officer of the Company;

3.3

any relationship he has with persons working for any external auditor of the Company, or any of its subsidiaries, other than relationships directly and exclusively related to the performance of the external audit mandates;

3.4

any business relationship that the companies, organizations and corporations (the “Related Corporations”), in which he, whether directly or indirectly including through a holding or management company, or any associate of his, as defined in the Securities Act (British Columbia), holds an interest (as shareholder, lender, creditor, debtor, investor), have with the Company, its subsidiaries, or with clients, suppliers or competitors of the Company.  Notwithstanding the foregoing, in the event the only interest of the Financial Reporting Officer in the Related Corporation is that of a shareholder holding less than 3% of the shares of the capital stock of such Related Corporation, no disclosure is required;

3.5

all business relationships he has with the Company or its subsidiaries, other than as a Financial Reporting Officer of the Company;

3.6

any profit that the Financial Reporting Officer or an associate of the Financial Reporting Officer is likely to derive from a transaction concluded or planned by the Company with a third party, other than in his capacity as a shareholder of the Company;

3.7

any circumstance, fact or event that is likely to render him unable to properly and fully fulfill the functions of his position or to comply with applicable laws or regulations, or policies of the Company, or that could materially and adversely affect the reputation or the best interest of the Company; and

3.8

any circumstance, fact or event of which he becomes aware, regarding the Company, a director, an officer, or any other person, that is likely to materially and negatively affect the reputation or best interests of the Company.

For the purpose of this code, conflict of interest means every situation in which a Financial Reporting Officer could be inclined to favour his own interests or those of a third party in a manner that is contrary or in preference to the interests of the Company.  It is understood that apparent conflicts of interest can also cause harm to the Company and Financial Reporting Officers should be conscious of how their conduct is likely to be perceived by others both within and outside the Company and avoid conduct, circumstances or events which could reasonably be expected to be perceived as placing such Financial Reporting Officer or the Company in a conflict of interest position.

4.

Financial Records and Compliance

4.1

All financial data must be gathered, compiled, and reviewed by the Financial Reporting Officers with rigour and integrity, in order to give a fair, true and accurate picture of the financial situation of the Company.

4.2

All reports and financial statements must be set out in a complete, fair, accurate, comprehensive and timely manner.

4.3

In the performance of their functions, the Financial Reporting Officers must comply with the laws and regulations applicable to the Company, ensure compliance with Generally Accepted Accounting Principles (GAAP) in Canada and, where applicable, the U.S. and the rules prescribed by the regulatory authorities having jurisdiction over the activities of the Company, and must comply with the policies of the Company.  In this regard the Financial Reporting Officers are entitled to obtain and rely on advice of external auditors.

5.

Procedure and Sanctions

5.1

In any case where a more specific procedure has not been established in the present code or in another official communication of the Company, any questions related to the application of the present code must be submitted to the attention of one of the Chairman of the ECCGC, the outside counsel to the ECCGC, the Chief Financial Officer of the Company or to the person appointed by ECCGC  for such purpose.

5.2

A Financial Reporting Officer or any other officer that has a well founded suspicion and/or knowledge of any violation of this code must immediately report and bring this alleged violation to the attention of the ECCGC.  The ECCGC shall, if it considers necessary or appropriate refer the matter to outside counsel as appointed by the ECCGC and announced to the company.  Such counsel will review the matter and report to the Chairman of the ECCGC after which notice will be given to the appropriate senior executives, the full board  and any further action will be immediately determined by the full ECCGC as advised by counsel.

5.3

Every violation of this code shall be disclosed to the ECCGC in a timely manner.

5.4

Any Financial Reporting Officer who does not comply with this code is subject to disciplinary sanctions that could include the termination of his employment.

5.5

In no circumstance, and without restricting the protections granted by law, will the action of raising questions regarding the applicable procedure for the treatment of accounting data be considered as a motive for disciplinary sanctions or the termination of employment of the Financial Reporting Officer who pointed out the questions.

5.6

The rules set out in this code are not exhaustive and must not be interpreted as a limitation to the other policies and rules applicable to the employees of the Company, in general, and to the Financial Reporting Officers, in particular.  Furthermore, these rules are not intended to and do not restrict the discretion and authority to manage and direct the Company.

6.

Certificate, Review and Disclosure

6.1

Each Financial Reporting Officer shall sign, on an annual basis, a certificate undertaking to comply with this code and shall file said certificate with the Corporate Secretary of the Company.

6.2

The audit committee shall review and reassess the adequacy of this code at least annually and otherwise as it deems appropriate, and propose recommended changes to the ECCGC.

6.3

All amendments to and waivers of this code shall, if material, be publicly disclosed by the Company where required pursuant to applicable legal and regulatory requirements.

This Code of Ethics for Financial Reporting Officers was initially reviewed by the Audit Committee on May 16, 2003, and adopted on the same date by the Board of Directors of Northern Orion Resources Inc.  The Code of Ethics was reviewed by the Audit Committee and the Board of Directors on April 30, 2004.

By order of the Board of Directors

NORTHERN ORION RESOURCES INC.