Form 40-F
period 2004-12-31
NORTHERN ORION RESOURCES INC
filed 2005-04-01
CIK 1200525

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check One]

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission File Number 001-31927

NORTHERN ORION RESOURCES INC.
(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada
(Province or Other Jurisdiction of Incorporation or Organization)

1040
(Primary Standard Industrial Classification Code Number (if applicable)

250-1075 West Georgia Street
Vancouver, British Columbia
Canada V6E 3C9
(604) 689-9663
(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212)894-8940
(Name, Address and Telephone Number of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	on Which Registered

Common Shares (no par value)	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
 (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

At December 31, 2004, the Registrant had outstanding 112,248,149 Common Shares (no par value).

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

YES ☐	NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒	NO ☐

EXPLANATORY NOTE

Northern Orion Resources Inc. (the “Company”) is a Canadian issuer eligible to file its annual report pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Equity securities of the Company are accordingly exempt from Section 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) and reconciled to U.S. GAAP. Unless otherwise indicated, all dollar amounts in this report are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2004, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN$1.2034

FORWARD-LOOKING STATEMENTS

This annual report and the exhibits attached hereto contain forward-looking statements concerning the Company’s plans at its properties, plans related to its business and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•	risks and uncertainties relating to the exploration, development and production of gold, silver and copper mines;
•
mining and development risks, including risks related to accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in productions, which may or may not be insured;

•	risks related to environmental regulation and liability;
•	foreign political, economic and regulatory risks associated with mining and exploration;
•	risks associated with inadequate infrastructure to support sustainable mining operations;
•	uncertainties in the estimation of ore reserves and mineral reserves;
•	uncertainties relating to inferred mineral resources;
•	need for additional reserves and additional capital to fund the processing, development and exploration of certain mining operations;
•	competition;
•	commodity prices, commodity hedging and exchange rate fluctuations;

•	risks associated with labor relations and other employment matters;
•	economic and political instability in Argentina and Argentina’s anti-trust laws;
•	laws in the United States imposed to regulate commerce and relations with Cuba;
•	the Company’s acquisition strategy and integration of new acquisitions into the Company’s operations;
•	risks associated with joint ventures entered into by the Company, in particular with the Alumbrera Mine;
•	the volatility of the market price of the Company’s common shares;
•	management’s limited experience placing projects into production;
•	risks associated with certain legal proceedings;
•	uncertainty of title;
•	business interruption risks at the Alumbrera Mine;
•	risks associated with foreign operations;
•	risks associated with conducting operations through foreign subsidiaries; and
•	other risks and uncertainties related to the Company’s prospects, properties and business strategy.

Some of the important risks and uncertainties that could affect the Company’s forward-looking statements are described further in the Company’s Annual Information Form for the year ended December 31, 2004, a copy of which is filed as an exhibit hereto (the “2004 AIF”), under the heading “Risk Factors.” Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this report on Form 40-F in accordance with Canadian GAAP, and are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of the United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 14 of the audited consolidated financial statements of the Company.

RESOURCE AND RESERVE ESTIMATES

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” used in the Company’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves (the “CIM Standards”), adopted by the CIM Council on August 20, 2000. These definitions differ from the definitions in the United States Securities and Exchange Commission (the “Commission”) Industry Guide 7 under the Securities Act. In the United States, a “mineral reserve” is defined as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the mineral reserve determination.

The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” used in the Company’s disclosure are Canadian mining terms that are defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Please see the Supplement to the Glossary of Terms for a summary of the differences between CIM and U.S. standards, which is filed as Document 1 and incorporated by reference in this annual report on Form 40-F.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the year ended December 31, 2004 is filed as Document 2 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2004 and 2003, including the report of the Independent Registered Chartered Accountants with respect thereto, is filed as Document 3 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between Canadian and United States GAAP, see Note 14 of the Company’s audited consolidated financial statements.

Management’s Discussion and Analysis

Management’s discussion and analysis is filed as Document 4 and incorporated by reference in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) of the Exchange Act) was carried out by the Company’s principal executive officer and principal financial officer. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that the design and operation of the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Commission rules and forms.

During the year ended December 31, 2004, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that while the Company’s principal executive officer and principal financial officer believe that the Company’s disclosure controls and procedures and internal control over financial reporting provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2004 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE FINANCIAL EXPERTS

The Company’s Board of Directors has determined that the Company has more than one “audit committee financial expert,” as defined in Form 40-F. The Company’s Board of Directors has determined that its audit committee financial experts, John K. Burns and Robert Gayton, are “independent” within the meaning of corporate governance standards of the American Stock Exchange (“AMEX”) applicable to the Company.

The Company’s Audit Committee complies with the corporate governance requirements as prescribed by the Toronto Stock Exchange (the “TSX”). The TSX requirement is that the Audit Committee be composed only of “outside directors,” an outside director being a director who is not a member of management. The Company’s Board of Directors has determined that all of the members of the Company’s Audit Committee are “outside directors.”

CODE OF ETHICS

The Company has adopted a written “code of ethics” (as that term is defined in Form 40-F) entitled “Code of Ethics for Financial Reporting Officers” (the “Code”) that applies to the President and Chief Executive Officer, the Chief Financial Officer, Controller and any other person performing similar functions with the Company. The Code includes, among other things, written standards for the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions that are required by the Commission for a code of ethics applicable to such officers. A copy of the Code is posted on the Company’s website at www.northernorion.com.

No amendments to the Code were adopted during the year ended December 31, 2004. No “waiver” or “implicit waiver,” as such terms are defined in the Form 40-F, were granted relating to any provision of the Code during the year ended December 31, 2004.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP has served as the Company’s auditing firm since May 2003. Prior to such date, KPMG LLP served as the Company’s auditing firm. Aggregate fees billed to the Company for professional services rendered by Deloitte & Touche LLP and/or KPMG LLP and their affiliates during fiscal 2004 and fiscal 2003 are detailed below (stated in U.S. dollars):

	Fiscal 2004	Fiscal 2003

Audit Fees	$97,518	$240,144

Audit-Related Fees	$Nil	$Nil

Tax Fees	$46,359	$40,483

All Other Fees	$16,198	$69,174

Total Fees	$160,075	$349,801

The nature of each category of fees is as follows:

Audit Fees:

Audit fees were paid for professional services rendered by the Independent Registered Chartered Accountants for the audit of the Company’s annual consolidated financial statements, reviews of the Company’s interim financial statements and attestation services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees:

Audit-related fees are paid for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under the Audit Fees item above. During fiscal 2004 and 2003, there were no audit-related fees.

Tax Fees:

Tax fees were paid for tax compliance, tax advice and tax planning professional services. During fiscal 2004 and 2003, the services provided in this category included the tax structuring of acquisitions and tax compliance, including the review of original and amended tax returns, assistance with questions regarding tax audits, assistance in completing routine tax schedules and calculations, and tax planning and advisory services relating to common forms of domestic and international taxation.

All Other Fees:

Other fees were paid for accounting, advisory and consulting services. During fiscal 2004, the fees were provided for corporate services related to the distribution of cash from the Company’s Alumbrera operations. During fiscal 2003, the services provided in this category included general advice and consultation in connection with acquisitions, general accounting work for the Company’s Argentinean subsidiaries and miscellaneous advisory services in connection with property investigations.

Pre-Approval Policies and Procedures:

All services to be performed by the Company’s auditor must be approved in advance by the Audit Committee. The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimis non-audit services allowed by applicable law or regulation.

Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

Of the total aggregate fees paid by the Company to its accountants during fiscal 2004, $nil, or 0% of the aggregate fees, were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations of the Company are filed as Document 5 and incorporated by reference in this annual report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements. As of the date of this annual report on Form 40-F, the members of the Audit Committee are Mr. Burns, Mr. Gayton and Mr. Beckett.

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on AMEX. Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of the foreign issuer’s country of domicile in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

•
Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Memorandum and Articles. A quorum for a meeting of members of the Company is two members or proxyholders representing two members, or one member and a proxyholder representing another member.

•
Proxy Delivery Requirement: AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to Commission proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquires made by the Commission staff, and to furnish promptly, when requested to do so by Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X on December 10, 2003, which was subsequently amended on December 22, 2004 (the “Amended Form F-X”), with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises. The Amended Form F-X is incorporated herein by reference.

Any further change to the name or address of the agent for service of process of the Company shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Company.

DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT

1.	Supplement to the Glossary of Terms Included in the Annual Information Form of the Company for the year ended December 31, 2004.

2.	Annual Information Form of the Company for the year ended December 31, 2004.

3.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this annual report:

Report of Independent Registered Chartered Accountants on Consolidated Financial Statements;

Consolidated Balance Sheets as of December 31, 2004 and 2003;

Consolidated Statements of Operations and Deficit for the years ended December 31, 2004, 2003 and 2002;

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002;

Notes to Consolidated Financial Statements (which include reconciliation with United States generally accepted accounting principles).

4.	Management Discussion and Analysis of Financial Conditions and Results of Operations.

5.	Contractual Obligations of the Company.

EXHIBIT INDEX

Exhibit No.	Title of Exhibit

99.1
Appointment of Agent for Service of Process and Undertaking on Form F-X (previously filed on December 10, 2003, and subsequently amended on December 22, 2004, and hereby incorporated by reference herein)

99.2	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d- 14(a) of the United States Securities Exchange Act of 1934

99.3	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d- 14(a) of the United States Securities Exchange Act of 1934

99.4	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.5	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.6	Consent of Deloitte & Touche LLP

99.7	Consents of Hatch Associates Ltd. and Giroux Consulting Ltd.

99.8	Consents of Micon International Limited

99.9	Consents of Minera Alumbrera Ltd.

SIGNATURES

Pursuant to the requirements of the United States Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report on Form 40-F to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.
Registrant

Date: March 29, 2005	By:	/s/ David W. Cohen
Name: David W. Cohen
Title: President and Chief
Executive Officer