Form 40-F
period 2005-12-31
NORTHERN ORION RESOURCES INC
filed 2006-03-31
CIK 1200525

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check One]

[           ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005	Commission File Number 001-31927

NORTHERN ORION RESOURCES INC.
(Exact Name of Registrant as specified in its charter)

British Columbia, Canada
(Province or other jurisdiction of incorporation or organization)

1040
(Primary Standard Industrial Classification Code Number (if applicable))

250-1075 West Georgia Street
Vancouver, British Columbia
Canada V6E 3C9
(604) 689-9663
(Address and telephone number of registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of Each Class	on which registered
Common Shares (no par value)	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[ x ] Annual information form	[ x ] Audited annual financial statements

At December 31, 2005, the Registrant had outstanding 148,476,482 Common Shares (no par value).

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934, as amended (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
YES [           ] NO [ x ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the
Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
YES [ x ] NO [           ]

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

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) and reconciled to U.S. GAAP. Unless otherwise indicated, all dollar amounts in this report are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 30, 2005, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN$1.1656.

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

  risks and uncertainties relating to the exploration, development and production of copper and gold mines;
  mining and development risks, including risks related to accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in productions, which may or may not be insured;
  uncertainties in the estimation of ore reserves and mineral reserves;
  need for additional reserves and additional capital to fund the processing, development and exploration of certain mining operations;
  commodity prices, commodity hedging and exchange rate fluctuations;
  risks related to environmental regulation and liability;
  foreign political, economic and regulatory risks associated with mining and exploration;
  risks associated with inadequate infrastructure to support sustainable mining operations;
  business interruption risks at the Alumbrera Mine;
  uncertainty of title;

  risks associated with foreign operations;
  economic and political instability in Argentina and Argentina’s anti-trust laws;
  risks associated with conducting operations through foreign subsidiaries;
  risks associated with joint ventures entered into by the Company, in particular with the Alumbrera Mine;
  risks associated with labor relations and other employment matters;
  competition;
  the Company’s acquisition strategy and integration of new acquisitions into the Company’s operations;
  the volatility of the market price of the Company’s common shares;
  management’s limited experience placing projects into production;
  risks associated with certain legal proceedings;
  laws in the United States imposed to regulate commerce and relations with Cuba; and
  other risks and uncertainties related to the Company’s prospects, properties and business strategy.

Some of the important risks and uncertainties that could affect the Company’s forward-looking statements are described further in the Company’s Annual Information Form for the year ended December 31, 2005, a copy of which is filed as an exhibit hereto (the “2005 AIF”), under the heading “Risk Factors”. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

NOTE TO UNITED STATES READERS -
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this report on Form 40-F, in accordance with Canadian GAAP, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 16 of the audited consolidated financial statements of the Company.

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

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the year ended December 31, 2005 is filed as Document 2 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2005, 2004 and 2003, including the report of the Independent Registered Chartered Accountants with respect thereto, are filed as Document 3 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between Canadian and United States GAAP, see Note 16 of the Company’s audited consolidated financial statements.

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

During the year ended December 31, 2005, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2005 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE FINANCIAL EXPERTS

The Company’s Board of Directors has determined that the Company has more than one “audit committee financial expert,” as defined in Form 40-F. The Company’s Board of Directors has determined that its audit committee financial experts, Robert Gayton, John K. Burns, and Michael Beckett, are “independent” within the meaning of corporate governance standards of the American Stock Exchange (“AMEX”) applicable to the Company.

The Company’s Audit Committee complies with the corporate governance requirements as prescribed by the Toronto Stock Exchange (the “TSX”). The TSX requirement is that the Audit Committee be composed only of directors who are independent under MI 52-110, being directors who are free of any material relationship with the Company. The Company’s Board of Directors has determined that all of the members of the Company’s Audit Committee are independent pursuant to MI 52-110.

CODE OF ETHICS

The Company has adopted a written “code of ethics” (as that term is defined in Form 40-F) entitled “Code of Ethics for Directors, Officers and Employees” (the “Code”) The Code includes, among other things, written standards for the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions that are required by the Commission for a code of ethics applicable to such officers. A copy of the Code is posted on the Company’s website at www.northernorion.com.

No amendments to the Code were adopted during the year ended December 31, 2005. No “waiver” or “implicit waiver,” as such terms are defined in the Form 40-F, were granted relating to any provision of the Code during the year ended December 31, 2005.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP has served as the Company’s auditing firm since May 2003. Aggregate fees billed to the Company for professional services rendered by Deloitte & Touche LLP and its affiliates during fiscal 2005 and fiscal 2004 are detailed below (stated in U.S. dollars):

	Fiscal 2005	Fiscal 2004
Audit Fees	$157,115	$ 97,518
Audit-Related Fees	$ Nil	$ Nil
Tax Fees	$ 98,609	$ 46,359
All Other Fees	$ Nil	$ 16,198
Total Fees	$255,724	$160,075

The nature of each category of fees is as follows:

Audit Fees:

Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual consolidated financial statements, reviews of the Company’s interim financial statements and attestation services provided in connection with statutory and regulatory filings or engagements, including the Company’s filing of a short-form prospectus offering of units in February 2005.

Audit-Related Fees:

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under the Audit Fees item above. During fiscal 2005 and fiscal 2004, there were no audit-related fees.

Tax Fees:

Tax fees were paid for tax compliance, tax advice and tax planning professional services. During fiscal 2005 and 2004, the services provided in this category included the tax structuring of acquisitions and tax compliance, including the review of original and amended tax returns, assistance with questions regarding tax audits, assistance in completing routine tax schedules and calculations, and tax planning and advisory services relating to common forms of domestic and international taxation.

All Other Fees:

Other fees were paid for accounting, advisory and consulting services. There were no other fees in fiscal 2005. During fiscal 2004, the services provided in this category included general advice and consultation in connection with acquisitions, general accounting work for the Company’s Argentinean subsidiaries and miscellaneous advisory services in connection with property investigations.

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

Of the total aggregate fees paid by the Company to its accountants during fiscal 2005, $nil, or 0% of the aggregate fees, were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations of the Company are filed as Document 5 and incorporated by reference in this annual report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Company’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements. As of the date of this annual report on Form 40-F, the members of the Audit Committee are Messrs. Burns, Gayton and Beckett.

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

  Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Articles. A quorum for a meeting of members of the Company is two members or proxyholders representing two members, or one member and a proxyholder representing another member.

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

DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT

1.	Supplement to the Glossary of Terms Included in the Annual Information Form of the Company for the year ended December 31, 2005.

2.	Annual Information Form of the Company for the year ended December 31, 2005.

3.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this annual report:

Report of Independent Registered Chartered Accountants;

Consolidated Balance Sheets as of December 31, 2005 and 2004;

Consolidated Statements of Operations and Deficit for the years ended December 31, 2005, 2004 and 2003;

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003;

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

99.2	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d- 14(a) of the United States Securities Exchange Act of 1934

99.3	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.4	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.5	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.6	Consent of Deloitte & Touche LLP

99.7	Consents of Callum Grant and Giroux Consulting Ltd.

99.8	Consents of Micon International Limited

99.9	Consents of Minera Alumbrera Ltd.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report on Form 40-F to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.
Registrant

By:	/s/ David W. Cohen
Name: David W. Cohen
Title: President and Chief
Executive Officer

Date: March 29, 2006