Form 40-F/A
period 2005-12-31
NORTHERN ORION RESOURCES INC
filed 2006-04-19
CIK 1200525

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO.1
TO
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

YES [ x ] NO [           ]

EXPLANATORY NOTE

Northern Orion Resources Inc. (the “Company”) is a Canadian issuer eligible to file its annual report pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F. This Amendment No. 1 on Form 40-F (the “Amendment”) hereby amends the Form 40-F of the Company for the fiscal year ended December 31, 2005, as originally filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2006 (the “Original Filing”). The Amendment is being filed solely to correct the omission of the discussion entitled “Certain United States Federal Income Tax Considerations” from the Original Filing. No other changes have been made.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

While not free from doubt, the Company believes that it currently is not a “passive foreign investment company” (“PFIC”) under the United States Internal Revenue Code of 1986, as amended (the “Code”); however, the tests for determining PFIC status are dependent upon a number of factors, and the Company cannot assure current or prospective investors that the U.S. Internal Revenue Service will not determine that the Company is currently, or will in the future be, a PFIC. In general, if the Company is or becomes a PFIC, any gain recognized on the sale of securities and any “excess distributions” (as specifically defined in the Code) paid on the securities must be ratably allocated to each day in a U.S. taxpayer’s holding period for the securities. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the securities generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a timely qualified electing fund (“QEF”) election with respect to a PFIC in which the U.S. taxpayer owns shares generally will be subject to U.S. federal income tax on such taxpayer’s pro rata share of the PFIC’s “net capital gain” and “ordinary earnings” (as specifically defined under the Code), regardless of whether such amounts are actually distributed by the PFIC. U.S. taxpayers should be aware that there can be no assurance that the Company will satisfy record keeping requirements or that it will supply U.S. taxpayers with the required information under the QEF rules, in event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if the Company is a PFIC and its shares are “marketable stock” (as specifically defined under the Code). In general, a U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the shares as of the close of such taxable year over (b) such U.S. taxpayer’s tax basis in such shares. QEF and mark-to-market elections are generally not available with respect to warrants or convertible securities of a PFIC.

The foregoing description is a general description only, and does not seek to describe in detail the tax consequences to U.S. investors if the Company should be or become a PFIC, or any other potential U.S. tax consequences of purchasing, holding or disposing of securities of the Company. Investors should consult their tax advisors concerning these potential tax consequences.

DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT

1.* Supplement to the Glossary of Terms Included in the Annual Information Form of the Company for the year ended December 31, 2005 (incorporated by reference to Exhibit 1 to the Original Filing).

2.* Annual Information Form of the Company for the year ended December 31, 2005 (incorporated by reference to Exhibit 2 to the Original Filing).

3.* The following audited consolidated financial statements of the Company are incorporated by reference to Exhibit 3 to the Original Filing and form a part of this annual report:

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

4.* Management Discussion and Analysis of Financial Conditions and Results of Operations (incorporated by reference to Exhibit 4 to the Original Filing).

5.* Contractual Obligations of the Company (incorporated by reference to Exhibit 5 to the Original Filing).

*Previously filed with the Company’s annual report on Form 40-F filed with the SEC on March 31, 2006.

EXHIBIT INDEX

Exhibit No.	Title of Exhibit

99.1*	Appointment of Agent for Service of Process and Undertaking on Form F-X

99.2	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934.

99.3	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934.

99.4**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002.

99.5**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002.

99.6**	Consent of Deloitte & Touche LLP (incorporated by reference to Exhibit 99.6 to the Original Filing).

99.7**	Consents of Callum Grant and Giroux Consulting Ltd. (incorporated by reference to Exhibit 99.7 to the Original Filing).

99.8**	Consents of Micon International Limited (incorporated by reference to Exhibit 99.8 to the Original Filing).

99.9**	Consents of Minera Alumbrera Ltd. (incorporated by reference to Exhibit 99.9 to the Original Filing).

* Previously filed on December 10, 2003, and subsequently amended on December 22, 2004.
** Previously filed with the Company’s annual report on Form 40-F filed with the SEC on March 31, 2006.

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

Date: April 18, 2006