Form 40-F/A
period 2006-12-31
NORTHERN ORION RESOURCES INC
filed 2007-05-07
CIK 1200525

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
AMENDMENT NO.1

[Check One]

[] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

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
YES [] NO [ x ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
YES [ x ] NO []

EXPLANATORY NOTE

Northern Orion Resources Inc. (the “Company”) is a Canadian issuer eligible to file its annual report pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F. This Amendment No. 1 on Form 40-F (the “Amendment”) hereby amends the Form 40-F of the Company for the fiscal year ended December 31, 2006, as originally filed with the Securities and Exchange Commission (the “SEC”) on April 3, 2007 (the “Original Filing”). The Amendment is being filed solely to correct Table 4 in the Management’s Discussion and Analysis of Financial Conditions and Results of Operations. No other changes have been made to the Original Filing. This Amendment does not reflect events occurring after the Original Filing or modify or update those disclosures affected by subsequent events.

DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT

1.* Supplement to the Glossary of Terms Included in the Annual Information Form of the Company for the year ended December 31, 2006.

2.* Annual Information Form of the Company for the year ended December 31, 2006.

3.* The following audited consolidated financial statements of the Company are exhibits to and form a part of this annual report:

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

4.   Management Discussion and Analysis of Financial Conditions and Results of Operations.

5.* Contractual Obligations of the Company.

*Previously filed with the Original Filing on April 3, 2007.

EXHIBIT INDEX

Exhibit No.	Title of Exhibit

99.1*	Appointment of Agent for Service of Process and Undertaking on Form F-X .

99.2**	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d- 14(a) of the Exchange Act.

99.2.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act.

99.3**	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act.

99.3.1	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act.

99.4**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002.

99.5**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002.

99.6**	Consent of Deloitte & Touche LLP.

99.7**	Consents of Callum Grant and Giroux Consulting Ltd.

99.8**	Consents of Micon International Limited.

99.9**	Consents of Minera Alumbrera Ltd.

*	Previously filed on December 10, 2003, and subsequently amended on December 22, 2004.
**	Previously filed with the Original Filing on April 3, 2007.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report on Form 40-F to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.
Registrant

By:	/s/ David W. Cohen
Name: David W. Cohen
Title: President and Chief
Executive Officer

Date: May 4, 2007