Form 40-F/A
period 2006-12-31
NORTHERN ORION RESOURCES INC
filed 2007-07-18
CIK 1200525

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

AMENDMENT NO. 2

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
YES [ x ] NO [ ]

EXPLANATORY NOTE

Northern Orion Resources Inc. (the “Company”) is a Canadian issuer eligible to file its annual report pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F. This Amendment No. 2 on Form 40-F (the “Amendment No. 2”) hereby amends the Form 40-F of the Company for the fiscal year ended December 31, 2006, as originally filed with the Securities and Exchange Commission (the “SEC”) on April 3, 2007 (the “Original Filing”), and as amended by Amendment No. 1 to the Original Filing on May 7, 2007 (“Amendment No. 1”). Amendment No. 2 is being filed solely to include the signed auditors’ report, which was inadvertently submitted with the Original Filing without the complete signature of the auditors. No other changes have been made.

DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT

1.* Supplement to the Glossary of Terms Included in the Annual Information Form of the Company for the year ended December 31, 2006 (incorporated by reference to Exhibit 1 to the Original Filing).

2.* Renewal Annual Information Form of the Company for the year ended December 31, 2006 (incorporated by reference to Exhibit 2 to the Original Filing).

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

4.** Management Discussion and Analysis of Financial Conditions and Results of Operations (incorporated by reference to Exhibit 4 to Amendment No. 1).

5.* Contractual Obligations of the Company (incorporated by reference to Exhibit 5 to the Original Filing).

* Previously filed with the Company’s annual report on Form 40-F filed with the SEC on April 3, 2007.
** Previously filed with Amendment No. 1 to the Company’s annual report on Form 40-F filed with the SEC on May 7, 2007.

EXHIBIT INDEX

Exhibit No.	Title of Exhibit

99.1*	Appointment of Agent for Service of Process and Undertaking on Form F-X

99.2**	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d- 14(a) of the United States Securities Exchange Act of 1934.

99.2.1***	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d- 14(a) of the United States Securities Exchange Act of 1934.

99.2.2	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d- 14(a) of the United States Securities Exchange Act of 1934.

99.3**	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934.

99.3.1***	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934.

99.3.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934.

99.4**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002.

99.5**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002.

99.6	Consent of Deloitte & Touche LLP.

99.7**	Consents of Hatch Ltd. and AMEC Americas Limited (incorporated by reference to Exhibit 99.7 to the Original Filing).

99.8**	Consents of Micon International Limited (incorporated by reference to Exhibit 99.8 to the Original Filing).

99.9**	Consents of Minera Alumbrera Ltd. (incorporated by reference to Exhibit 99.9 to the Original Filing).

* Previously filed on December 10, 2003, and subsequently amended on December 22, 2004.
** Previously filed with the Company’s annual report on Form 40-F filed with the SEC on April 3, 2007.
*** Previously filed with Amendment No. 1 to the Company’s annual report on Form 40-F filed with the SEC on May 7, 2007.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.
Registrant

By:	/s/ David W. Cohen
Name: David W. Cohen
Title: President and Chief
Executive Officer

Date: July 18, 2007